UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Management Proposal

April 29, 2026 – 3 p.m.

SUMMARY

1. Message from the Board of Directors	4

2. Call Notice	5

3. Participation of shareholders in the OGM	7

4. Matters to be resolved at the OGM	11

EXHIBIT I - TEMPLATE OF POWER OF ATTORNEY	14

EXHIBIT II- MANAGERS' COMMENTS ON THE COMPANY'S FINANCIAL SITUATION	15

EXHIBIT III - REPORT ON FEMALE REPRESENTATION IN THE COMPANY’S ORGANIZATIONAL STRUCTURE	68

EXHIBIT IV - MANAGEMENT PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR	69

EXHIBIT V - ITEM 8 of the Reference Form	77

1. Message from the Board of Directors

Dear Shareholder,

It is with great pleasure that I invite you, a shareholder of Santander Brasil, to participate in our Ordinary General Meeting ("OGM"), to be held on April 29, 2026, at 3 p.m.

Besides this Management Proposal (“Proposal”) a Manual for Participation in the OGM (“Manual”) was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

Pursuant to the Call Notice made available, we shall take resolutions on the following matters:

(i)         To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2025, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii)       To DECIDE on the allocation of net income for the year 2025 and the distribution of dividends; and

(iii) To FIX the annual global compensation of the Company´s management and members of Audit Committee for the year of 2026.

As established by the Brazilian Securities and Exchange Commission (CVM), in order to facilitate its analysis and evaluation of the matters to be resolved on our OGM, this Proposal includes exhibits containing the information made available in addition to the Call Notice.

We are at your disposal to clarify any questions through the emails acionistas@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors.

We hope that this Proposal and the Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company.

Sincerely,

Deborah Stern Vieitas

Chairwoman of the Board of Directors

2. Call Notice

[to be published in the newspaper “Valor Econômico” in editions of March 28 and 31, 2026 and April 01, 2026]

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF 90.400.888/0001-42 - NIRE 35.300.332.067

CALL NOTICE – ORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Ordinary General Meetings (“OGM”) to be held on April 29, 2026, at 3:00 PM, at the principal place of business of the Company, located at Avenida Presidente Juscelino Kubitschek No. 2041 – mezzanine, Vila Nova Conceição, São Paulo/SP, to resolve upon the following Agenda:

(i)         To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2025, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii)       To DECIDE on the allocation of net income for the year 2025 and the distribution of dividends;

(iii) To FIX the annual global compensation of the Company´s management and members of Audit Committee for the year of 2026.

Observations for participation and Voting during the Meeting

Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways:

In person - The shareholders or their legal representatives shall present themselves for the OGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall provide the Company with a power of attorney granted according to the applicable law, to be delivered at the Company's Headquarters, at least seventy-two (72) hours before the OGM is held;

Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution 81/22, as amended, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents or Central Depository, in accordance with the procedures described in the General Meeting Participation Manual.

As provided for in Article 5, § 4, of CVM Resolution No. 81/22, with the amendments introduced by CVM Resolutions No. 59/21 and 204/24, the Company understands that holding the OGM in person allows for a closer environment between shareholders and the attending Company's management, facilitating the clarification of doubts and the discussion of relevant matters, enabling a closer environment to deliberations and decision-making. In addition, it ensures greater security in the transmission of information, avoiding risks associated with technical or cyber failures.

In this sense, the Company recommends and encourages the participation of its shareholders in its meetings, using the various participation channels made available, whether through the use of remote voting instruments, through the available electronic means or even by sending written votes to the Company or granting standardized proxies with voting instructions, in accordance with the instructions made available in the Management Proposal for the Ordinary General Meeting of April 29, 2026.

General Instructions

1. As provided in CVM Resolution No. 70/22, the minimum percentage of participation in the voting capital required for the application of the cumulative voting process (processo de voto múltiplo) for the election of the members of the Board of Directors is of 5%;

2. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 4 of CVM Resolution No. 70/22, the installation of a Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the common shares, or 1% (one per cent) of preferred shares; and

3. The documents related to the matters to be examined and resolved at the OGM are available to shareholders (i) at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek, nº 2041, Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted on business days, from 10:00 a.m. until 4:00 p.m., and on its investor relations website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the CVM – Comissão de Valores Mobiliários (www.cvm.gov.br) and (iii) on the website of the stock exchange B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, March 27, 2026

Deborah Stern Vieitas

Chairwoman of the Board of Directors.

3. Participation of shareholders in the OGM

Santander Brasil shareholders may participate in the OGM in person, by a duly appointed proxy, as specified in item 3.2 below, or by Remote Voting.

Shareholders will be required to provide the following documents to participate in the OGM:

Individual:	• identity document with photo[1] (original or copy) • proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy)
Legal entity:	• corporate documents that prove the legal representation of the shareholder (original or copy)[2] • legal representative's identity document with photo (original or copy)
Investment fund

•        identity document of the legal representative of the Investment Fund’s manager (or of the manager, as the case may be) with photo (original or copy)

•        simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney)

3.1. In-person Participation

Santander Brasil shareholders may participate in the OGM by attending the place where it will be held and declaring their vote, according to the types of shares they own (common and/or preferred), and the matters to be voted on.

Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the OGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the OGM and discuss all matters submitted for resolution.

3.2. Participation by Proxy

The shareholder may be represented at the OGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund’s manager being responsible for representing the quota holders.

1 The following documents may be presented: (i) General Registration Identity Card (RG); (ii) Foreigner Registration Identity Card (RNE); (iii) Valid passport; (iv) Class Organization Card valid as a civil identity for legal purposes (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH) with photo.

2 Articles of Incorporation/Organization and Minutes/Instruments of election of legal representatives registered with the competent body.

The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the OGM is held.

However, in order to facilitate shareholders' access to the OGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the OGM is held.

In the case of submission of documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the OGM is held.

In case the Shareholder is unable to attend the OGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit I to this Proposal.

Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the OGM, as provided for in item 3 above.

The documents shall be delivered at the Company’s principal place of business, at Avenida Presidente Juscelino Kubitschek, No. 2041 – Bloco A – Vila Nova Conceição - São Paulo – SP, 26th floor – Company’s Investor Relations, email: ri@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 26 et seq. of CVM Ruling No. 81/22, the Company's shareholders may also vote at shareholders’ meetings by means of remote voting, to be formalized through the “remote voting ballot” (“Ballot”), the template of which is available in the Corporate Governance area of the Company’s Investor Relations website (www.ri.santander.com.br), or on the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I)       Submittal of the Ballot to Custody agents or Central Depository

The Shareholder that chooses to cast remote voting through his/her/its respective custodian agent (“Custodian") shall convey his/her/their voting instructions in accordance to the rules determined by the Custodian, which shall forward said voting ballots to the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão. Shareholders shall contact his/her/their respective Custodians and Central Depository to check the procedures established by them for issuance of ballot voting instructions, as well as the documents and information required to do so.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents or Central Depository by 04/24/2026 (including), unless defined otherwise by them.

(II)       Submittal of the Ballot by the Shareholder to the Bookkeeper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Bookkeeper:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

  Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Investment fund: (i) Latest consolidated Regulations for the fund, as well as the Bylaws or Articles of Organization of its manager, in addition to the corporate documentation that grants proxy powers (minutes of officers’ election and/or power of attorney); (ii) Identity Card with a photograph of the representatives (RG and CPF; CNH (driver’s license) or official Professional Card containing the CPF enrollment number).

The documents shall be sent to the Bookkeeper within 4 days before the date of the OGM, in other words, by 04/24/2026 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address acoes@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/24/2026 (including).

Ballots received by the Bookkeeper after 04/24/2026 shall be disregarded.

(III)       Submittal of the Ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Company:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

  Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Investment fund: (i) Last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

The documents shall be sent to the Company within 4 days before the date of the OGM, in other words, by 04/24/2026 (including) (i) at the following address: Banco Santander (Brasil) S.A. - Investor Relations - Avenida Presidente Juscelino Kubitschek, 2041 – Bloco A - 26th floor – Vila Nova Conceição - São Paulo/SP - CEP 04543-011; or (ii) via email, to the electronic address ri@santander.com.br.

After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/24/2026 (including).

Ballots received by the Company after 04/24/2026 shall be disregarded.

General Information:

➢    in accordance with Article 44 of CVM Resolution nº 81, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

➢    upon termination of the deadline for remote voting, in other words, by 04/25/2026, the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

3.4. ADS holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

4. Matters to be resolved at the OGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the OGM. According to the Call Notice made available to the shareholders, our OGM shall take resolutions regarding the following matters of the Agenda:

4.1 To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2025, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.

The documents presented by the management are:

i. Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;

ii. Comments of the administrative officers on the financial condition of the Company (Exhibit II - Item 2 of the Reference Form);

iii. Report on female representation in our organizational structure (Exhibit III);

iii. Copy of the Financial Statements and Explanatory Notes;

iv. Opinion of the Independent Auditors;

v. Summary of the report of the Audit Committee; and

vi. Standardized financial statements form – DFP – (“demonstrações financeiras padronizadas”).

The management documents identified above, except for items ii and iii, were made available to the CVM via the IPE system at the time of disclosure of the Company’s individual and consolidated financial statements, prepared in accordance with Accounting Practices Adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on February 4, 2026, and of the Company’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB, made available on February 27, 2026. Such documents can be found on the CVM’s website (www.cvm.gov.br) or on the Company’s website (www.ri.santander.com.br), as per the information in Exhibits II and III of this Proposal.

The Company’s management proposes that the shareholders examine in detail the management accounts and the Company’s Financial Statements so that they may deliberate on their approval.

4.2. To DECIDE on the allocation of net income for the year 2025 and the distribution of dividends.

(a) Net Profit Allocation

The Management presents a proposal for the fiscal year 2025 net profit allocation in compliance with the provisions of Article 10, first paragraph, item II and the respective Annex A to CVM Resolution 81/22. Said proposal is contained in the Exhibit IV to this Management Proposal.

The Company’s net profit for the fiscal year 2025 amounted to R$ 15,463,827,865.44 (fifteen billion, four hundred and sixty-three million, eight hundred and twenty-seven thousand, eight hundred and sixty-five reais and forty-four cents).

Management proposes the following allocation for net income for the year 2025:

1. The amount of R$ 773,191,393.27 (seven hundred and seventy-three million, one hundred and ninety-one thousand, three hundred and ninety-three reais and twenty-seven cents), to the legal reserve account;

2. The amount of R$ 7,620,000,000.00 (seven billion, six hundred and twenty million reais), as interest on equity attributed to the mandatory minimum dividends payable to shareholders, which have already been approved in the meetings of the Board of Directors held on January 10, 2025, April 10, 2025, July 10, 2025, October 10, 2025 and December 22, 2025; and

3. The remaining balance of net profit after the distributions above, in the amount of R$ 7,070,636,472.17 (seven billion, seventy million, six hundred and thirty-six thousand, four hundred and seventy-two reais and seventeen cents), to the Dividend Equalization Reserve account, pursuant to Article 36, item III(a) of the Company’s Bylaws.

The Management understands that the proposal for allocation of net profits above was formulated in accordance with the legal and statutory obligations applicable to the Company, and is in line with the goals and strategies of the Company, which is why the board recommends its approval without restrictions.

(b) Distribution of Dividends

As detailed in Exhibit IV to this Management Proposal, the Company’s management approved the distribution to shareholders of the total amount of R$ 7,620,000,000.00 (seven billion, six hundred and twenty million reais), as interest on equity attributed to the mandatory minimum dividends, which have already been approved in the meetings of the Board of Directors held on January 10, 2025, April 10, 2025, July 10, 2025, October 10, 2025 and December 22, 2025, and were paid to shareholders based on their respective shareholdings in the Company’s capital stock.

4.3. To FIX the annual global compensation of the Company´s management and members of Audit Committee for the year of 2026.

The management presents a proposal for remuneration of the Company’s management, complying with the provisions of Article 13, items I and II of CVM Resolution 81/22 and item 8 of the Reference Form of the Company, on the terms of Exhibit V to this Management Proposal.

For the period from January to December 2026, the amount proposed by management as global compensation for the Company’s management (Board of Directors and Executive Board) is up to R$ 600,000,000.00 (six hundred million reais), covering fixed remuneration, variable remuneration and the stock base remuneration.

The amount proposed by the Board of Directors as global compensation for the members of the Audit Committee for the period of twelve (12) months from January 1, 2026 is up to R$ 4,000,000.00 (four million reais).

EXHIBIT I:
TEMPLATE OF POWER OF ATTORNEY

[SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/ME under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/ME under no. 409.544.508-41, both of them lawyers, with commercial address in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 - Bloco A - Vila Nova Conceição (“Grantees”) to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Ordinary General Meeting to be held, on first call, on April 29, 2026, at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2041 - mezzanine, Vila Nova Conceição, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

(i)         To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2025, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.

( ) In favor ( ) Against ( ) Abstention

(ii)        To DECIDE on the allocation of net income for the year 2025 and the distribution of dividends.

( ) In favor ( ) Against ( ) Abstention

(iii)      To FIX the annual global compensation of the Company´s management and members of Audit Committee for the year of 2026.

( ) In favor ( ) Against ( ) Abstention

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

This power of attorney shall only be valid for the Company's Ordinary and Extraordinary General Meeting mentioned above.

[Location], [day] of [month] 2026.

_____________________________________________

[Signature of Grantor]

EXHIBIT II

COMMENTS OF THE MANAGEMENT TO THE FINANCIAL CONDITION OF THE COMPANY

(Pursuant to Item III of the article 10 of CVM Resolution 81/22)

2.1. Officers must comment on:

a.	General financial and equity conditions

➢	Mild slowdown in activity in Brazil with more benign inflation and reinforcement of the scenario of the start of cuts in 2026.

Activity data over the period showed a gradual loss of momentum, with GDP in 3Q25 showing modest growth of 0.1% q/q, compatible with a smooth deceleration process ahead (we do not forecast growth for 4Q). Services and retail showed mixed performance, with some segments still resilient, but already with more widespread signs of moderation. In the inflationary field, the IPCA readings surprised downwards at various times, with more well-behaved cores, lower diffusion and relevant effects of the reduction in fuel prices — especially the cut of almost 5% in the price of gasoline at refineries — helping to contain current inflation and reinforce the disinflation process throughout 4Q25. Inflation ends the year 2025 within the tolerance band of the inflation target.

➢    Copom kept the Selic rate at 15.00%, but consolidates the reading that the easing cycle begins in 2026.

Throughout the communications between October and December, the Copom kept the Selic at 15.00% and reiterated the need for a "significantly contractionary monetary policy for a prolonged period." Even so, they began to bring clearer signs of transition in the debate – from the emphasis on the "need for further tightening" to the "assessment of the sufficiency of the current level of interest rates". Inflation projections also gradually retreated over the period.

➢    Fiscal remains in focus, with occasional relief and the need for new revenues ahead.

The period was marked by an intense fiscal agenda, with discussions and approval of measures aimed at increasing revenues, including the holding of an oil auction. Initiatives that increased collection were approved, such as the reduction of tax credits, contributing to the final approval of the budget. At the end of last year, the guidelines for 2026 were sanctioned, establishing a primary result target of 0.25% of GDP. In 2025, the government should have reached the target band with R$12 billion in dividends and R$8 billion from the oil auction.

➢    Resilience of the global economy amid uncertainties.

The global economy continued to show resilience despite shocks (such as tariffs, geopolitical tensions, and trade uncertainties). The data indicated still positive global growth close to projections (around 2.8 – 3% in 2025) and solid activity in the main economies (US, China, euro area), with heated labor markets, although with signs of slowdown and risks for 2026. Inflation continues to moderate gradually even in the face of pressures derived from the tariffs applied, but remains above targets in some advanced economies. In this scenario, the main central banks continue either to pause or to cut interest rates (few rise). The highlight is the FED, which continued to deliver consecutive cuts and ended the year with rates at 3.75% (at the upper limit).

➢    Longest shutdown in U.S. history.

In the fourth quarter of 2025, the United States faced a 43-day government shutdown that began on October 1 when Congress failed to approve the necessary budget appropriations for fiscal year 2026. The shutdown became the longest in American history, surpassing the previous record of 35 days, amid a standoff between the Republican-controlled House and the Democratic-dominated Senate over spending content and extension of health care subsidies. About 900,000 federal employees have been placed on furlough, with many more working without pay until it reopens on Nov. 12 following the approval of a funding package. In addition, the shutdown had the impact of the absence of disclosure of relevant economic data, with several data not being collected in the period, causing damage to the analysis of the economic situation.

➢    Slight reduction in geopolitical tensions.

The fourth quarter of 2025 was marked by gradual signs of de-escalation in some of the main hotspots of global geopolitical tension. In the Middle East, occasional advances in multilateral negotiations and the reduction in the intensity of direct confrontations contributed to an environment of less regional uncertainty. On the trade front, despite the still firm rhetoric, the United States and China have resumed formal channels of dialogue, with initiatives aimed at stabilizing trade and technological flows. In the conflict between Russia and Ukraine, although there has been no structural resolution, there has been a relative decrease in episodes of escalation, accompanied by more coordinated diplomatic efforts by European and Asian actors.

(i)                  Consolidated performance

2025

For the year ended December 31, 2025, we reported consolidated net income of R$12.9 billion, a reduction of 3.3% compared to 2024. Total assets for the year ended December 31, 2025 reached R$1,270,029 million, an increase of 2.52% compared to 2024. Shareholders' equity reached R$125,174 million and adjusted ROAE (excluding the effect of goodwill) was 13.7% in 2025.

Our Basel capital adequacy ratio, in accordance with Central Bank standards, was 15.4% as of December 31, 2025.

On December 31, 2025, our portfolio of loans and advances to gross customers grew 0.4%, reaching R$602,040 million, compared to R$599,688 million on December 31, 2024.

The following table presents a managerial breakdown of our portfolio of loans and advances to customers (gross) by customer category on the dates indicated.

	For the year ended December 31			Variations between December 31, 2025 vs. December 31, 2024
	2025	2024	2023	R$ million	%
	(in millions of R$, except percentages)
Individual	274.003	287.021	255.704	-13.018	-4,5%
Consumer finance	83.811	75.119	62.501	8.692	11,6%
Small and Medium Enterprises	83.327	73.274	64.970	10.053	13,7%
Large Companies (1)	160.898	164.274	168.361	-3.376	-2,1%
Total	602.040	599.688	551.536	2.352	0,4%
(1)	Companies with annual gross revenues of more than R$200 million, including our global corporate clients.

Our total funding as of December 31, 2025 was R$928,236 million, an increase of 0.2% compared to R$926,450 million on December 31, 2024.

2024

For the year ended December 31, 2024, we reported consolidated net income of R$13.4 billion, an increase of 41.2% compared to 2023. Total assets for the year ended December 31, 2024 reached R$1,238,797 million, an increase of 11.4% compared to 2023. Shareholders' equity reached R$119,492 million and adjusted ROAE (excluding the effect of goodwill) was 14.6% in 2024.

Our Basel capital adequacy ratio, in accordance with Central Bank standards, was 14.3% as of December 31, 2024.

As of December 31, 2024, our portfolio of loans and advances to gross customers grew 8.7%, reaching R$599,688 million, compared to R$551,536 million on December 31, 2023.

The following table presents a managerial breakdown of our portfolio of loans and advances to customers (gross) by customer category on the dates indicated.

	For the year ended December 31			Variations between December 31, 2024 vs. December 31, 2023
	2024	2023	2022	R$ million	%
	(in millions of R$, except percentages)
Individual	287.021	255.704	243.399	31.317	10,91%
Consumer finance	75.119	62.501	58.824	12.618	16,80%
Small and Medium Enterprises	73.274	64.970	62.916	8.304	11,33%
Large Companies (1)	164.274	168.361	159.516	(4.087)	-2,49%
Total	599.688	551.536	524.655	48.152	8,03%
(1)	Companies with annual gross revenues of more than R$200 million, including our global corporate clients.

Our total funding as of December 31, 2024 was R$926,450 million, an increase of 8.8% compared to R$851,742 million on December 31, 2023.

2023

For the year ended December 31, 2023, we reported consolidated net income of R$9.5 billion, a reduction of 33.8% compared to 2022. Total assets for the year ended December 31, 2023 reached R$1,115,653 million, an increase of 13.2% compared to 2022. Shareholders' equity reached R$114,453 million and adjusted ROAE (excluding the effect of goodwill) was 11.3% in 2023.

Our Basel capital adequacy ratio, in accordance with Central Bank standards, was 14.5% as of December 31, 2023.

As of December 31, 2023, our portfolio of loans and advances to gross customers grew 5.1%, reaching R$551,536 million, compared to R$524,655 million on December 31, 2022.

The following table presents a managerial breakdown of our portfolio of loans and advances to customers (gross) by customer category on the dates indicated.

	For the year ended December 31			Variations between December 31, 2023 vs. December 31, 2022
	2023	2022	2021	R$ million	%
	(in millions of R$, except percentages)
Individual	250.439	243.399	203.678	7.040	2,8%
Consumer finance	62.501	58.824	55.441	3.677	5,9%
Small and Medium Enterprises	64.970	62.916	59.602	2.054	3,2%
Large Companies (1)	173.626	159.516	174.634	14.110	8,1%
Total	551.536	524.655	493.355	26.881	4,9%
(1)	Companies with annual gross revenues of more than R$200 million, including our global corporate clients.

Our total funding as of December 31, 2023 was R$851,742 million, an increase of 14.9% compared to R$741,611 million on December 31, 2022.

b.	Capital Structure:

Liability Structure
LIABILITIES	Dec/25	% of total liabilities	Dec/24	% of total liabilities	Dec/23	% of total liabilities
In millions of Reais
Equity – Shareholders' Equity (1)	126,553	10%	119,827	10%	114,856	10%

Third-Party Capital – Short Term (2)	776,836	61%	746,152	60%	656,438	59%

Third-Party Capital – Long Term (3)	366,640	29%	372,818	30%	344,359	31%

Total Liabilities	1,270,029	100%	1,238,797	100%	1,115,653	100%

(1)       Includes Non-Controlling Interests

(2)       Current Liabilities

(3)       Total liabilities except Stockholders' Equity and Current Liabilities

Debt ratio, according to the formula: third party capital / total assets x 100, is 90.

In addition, the following table shows the direct shareholding (common and preferred shares) as of December 31, 2025:

Major Shareholders	Common Shares	Percentage of Common Shares Outstanding	Preferred Stock	Percentage of Preferred Shares Outstanding	Total Shares (thousands)	Percentage of Total Share Capital

Sterrebeeck BV (1)	1,809,583,330	47.39%	1,733,643,596	47.11%	3,543,226,926	47.25%
Grupo Empresarial Santander SL (1)	1,627,891,019	42.63%	1,539,863,493	41.85%	3,167,754,512	42.25%
Banco Santander, S.A.	2,696,163	0.07%	-	0.00%	2,696,163	0.04%
Directors/Executives (2)	3,126,864	0.08%	3,126,865	0.08%	6,253,729	0.08%
Treasury Shares	13,642,399	0.36%	13,642,399	0.37%	27,284,798	0.36%
Other minority shareholders	361,755,256	9.47%	389,559,667	10.59%	751,314,923	10.02%
Total	3,818,695,031	100%	3,679,836,020	100%	7,498,531,051	100%

(1)	An affiliate of the Santander Group.
(2)	Includes members of the Company's senior management

(i)	Equity and Participation of Non-Controlling Shareholders

On December 31, 2025, the Company's capital stock was R$ 65,000,000,000.00, fully paid up and divided into 7,498,531,051 shares, all registered, book-entry and without par value.

In accordance with our bylaws currently in force, our capital stock may be increased up to the limit of the authorized capital, regardless of changes to the bylaws, by resolution of our Board of Directors and through the issuance of up to 9,090,909,090 new shares, it being established that the total number of preferred shares may not exceed 50.0% of the total number of outstanding shares. Any capital increase exceeding this limit requires shareholder approval.

(ii)	Equity and Third-Party Capital

Income from equity instruments for the year ended December 31, 2025 totaled R$86 million, an increase of R$2 million compared to the R$84 million for the year ended December 31, 2024, mainly due to lower dividend gains from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Amazon.

Income from equity instruments for the year ended December 31, 2024 totaled R$84 million, an increase of R$61 million compared to the R$22 million for the year ended December 31, 2023, mainly due to lower dividend gains from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Amazon.

(iii)	Reference Equity – Basel Index

Our capital management is based on conservative principles with continuous monitoring of the items that affect our level of solvency. We are required to comply with Brazilian capital adequacy regulations in accordance with the rules of the Central Bank of Brazil. In October 2013, the new capital deployment regulations and regulatory capital requirements of the Basel Committee on Banking Supervision (Basel III) came into force in Brazil. The minimum regulatory capital requirement is currently 11%. The Tier I requirement is 6.0%, divided into basic capital of at least 4.5%, consisting primarily of capital stock and profit reserves, including shares, ownership units, reserves and income earned, and additional capital consisting primarily of certain reserves, earned revenues and securities and hybrid instruments as capital authorized by the Central Bank of Brazil.

In accordance with the new rules on regulatory capital in Brazil, the amount of goodwill for the calculation of the capital base was deducted in accordance with the phase-in for the implementation of Basel III in Brazil, which was concluded on January 1, 2019, and is 100% thereafter.

For the base year of 2025, the Reference Equity requirement was 11.5%, including 8.0% of the Minimum Reference Equity, plus 2.5% of Capital Conservation Surcharge and 1.0% of Systemic Surcharge. The Tier I Reference Equity reaches 9.5% and the Minimum Principal Capital 8.0%.

For the base year of 2024, the Reference Equity requirement was 10.9%, including 8.0% of the Minimum Reference Equity, plus 2.5% of Capital Conservation Additional and 1.0% of Systemic Supplement. The Tier I Reference Equity reaches 9.5% and the Minimum Principal Capital 8.0%.

For the base year of 2023, the Reference Equity requirement was 11.5%, including 8.0% of the Minimum Reference Equity, plus 2.5% of the Capital Conservation Supplement and 1.0% of the Systemic Supplement. The Tier I Reference Equity reaches 9.5% and the Minimum Principal Capital 8.0%.

	On December 31,
	2025(1)	2024(1)	2023(1)
	(In millions of R$, except percentages)
Reference Heritage Level I	94,548.40	85,562.90	81,259.10
Capital Principal	86,426.50	77,547.60	75,042.80
Complementary Capital	8,121.90	8,015.30	6,216.30
Reference Heritage Level II	20,521.20	15,488.40	13,644.20
Reference Heritage (Tier I and II)	115,069.50	101,051.20	94,903.30
Credit Risk Portion (2)	627,239.50	603,286.50	560,780.90
Market Risk Share (3)	45,564.20	43,523.70	33,002.70
Operational Risk Share	74,911.20	60,643.30	60,491.10
Required Reference Equity	747,714.90	707,453.50	654,274.70
Basel Index Level I	12.64%	12.09%	12.43%
Basel Index Main capital	11.56%	10.96%	11.48%
Basel Index	15.39%	14.28%	14.51%
(1)	Amounts calculated based on the consolidated information of the Prudential Consolidated.
(2)	The credit risk exposures subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by BCB Resolution 229, of May 12, 2022.
(3)	Includes the portions for market risk exposures subject to variations in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4), commodity price (RWAcom), the price of shares classified in the trading book (RWAacs), portions for gold exposure, foreign currency and transactions subject to exchange variation (RWAcam), and adjustment for derivatives arising from changes in the credit quality of the counterparty (RWAcva).

c.       ability to pay in relation to the financial commitments assumed

Our Executive Board understands that we have sufficiently adequate financial and equity conditions for the payment of our commitments assumed.

The management of our payment capacity is carried out dynamically through the implementation of limits and control models, approved and monitored by the Assets and Liabilities Committee (ALCO), which acts in accordance with the guidelines and procedures established by the Santander Group and the Central Bank. The control and management of the payment capacity is carried out through the analysis of cash flow positions, structural liquidity and simulations of potential losses of resources under stress scenarios. A funding plan is also prepared that takes into account the best structuring of funding sources to achieve the necessary diversification in terms of maturities, instruments and markets, in addition to the establishment of contingency plans. These controls, added to the maintenance of a minimum liquidity margin, guarantee sufficient resources to honor customer deposits and other obligations, grant loans and financing to customers, meet their own working capital needs for investment and face any risks related to liquidity crises.

We actively manage risks intrinsic to commercial banking, such as structural risks of interest rates, liquidity and exchange rates. Our financial management objective is to make net interest income from business activities more stable and recurrent while maintaining adequate levels of liquidity and solvency. Financial management also analyzes the structural interest rate risk derived from divergences between the maturity and review dates of assets and liabilities in each of the currencies we operate.

The following tables show the intervals between pricing dates of financial assets and liabilities with different maturity dates, on December 31, 2025, 2024 and 2023, respectively (liquidity position):

2025	In millions of Reais
	In sight	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total
Active:
Availability	20,233	-	-	-	-	-	20,233
Debt Instruments (2)	998	27,899	63,722	64,925	46,782	75,284	279,609
Equity Instruments	4,955	-	-	-	-	-	4,955
Loans and other amounts with credit institutions	375	26,275	7,005	2,183	111	-	35,948
Loans and advances to customers	103,368	130,197	119,103	113,988	41,466	56,427	564,549
Derivatives	-	47,240	4,662	6,629	-	7,276	65,808
Reserves at the Central Bank of Brazil	90,684	84,421	6,644	-	-	-	181,749
Total	220,612	316,031	201,136	187,725	88,358	138,987	1,152,850

Passive:
Financial liabilities at amortized cost:
Deposits of credit institutions (1)	3,727	91,573	50,164	1,403	-	-	146,868
Customer Deposits (1)	93,212	261,559	126,933	80,557	30,234	835	593,329
Bonds for securities (1)	-	4,842	18,656	40,034	70,206	26,187	159,926
Equity Eligible Debt Instruments	-	-	-	-	-	28,114	28,114
Other financial liabilities	3,311	4,638	192	59,158	92	23	67,414
Short positions	-	22582	10,118	1,376	-	15,305	49,380
Derivatives	-	42,241	4,654	4,655	-	8,463	60,012
Total	100,251	427,434	210,717	187,183	100,532	78,926	1,105,042

2024	In millions of Reais
	In sight	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total
Active:
Availability	15.132	21.952	-	-	-	-	37.084
Debt Instruments (2)	110	28.818	43.427	80.645	56.763	74.410	284.173
Equity Instruments	2.118	572	199	100	-	-	2.988
Loans and other amounts with credit institutions	42	6.747	4.401	12.207	6.158	623	30.178
Loans and advances to customers	38.842	149.527	112.549	147.550	68.790	48.830	566.090
Derivatives	23	17.118	588	18.411	1.701	2.365	40.206
Reserves at the Central Bank of Brazil	167.800	-	-	-	-	-	167.800
Total	224.067	224.734	161.165	258.914	133.413	126.228	1.128.520

Passive:
Financial liabilities at amortized cost:
Deposits of credit institutions (1)	3.388	72.721	66.516	12.939	2.038	963	158.565
Customer Deposits (1)	227.425	184.353	87.236	46.522	59.475	57	605.068
Bonds for securities (1)	-	23.042	3.981	42.216	55.261	15.177	139.678
Equity Eligible Debt Instruments	-	-	-	-	-	23.138	23.138
Other financial liabilities	1.122	20.529	7.482	37.652	12.378	14	79.177
Short positions	-	972	2.729	5.638	11.873	18.185	39.397
Derivatives	-	4.507	5.612	12.540	1.652	15.099	39.410
Total	231.935	306.125	173.555	157.508	142.677	72.634	1.084.434

2023	In millions of Reais
	In sight	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total
Active:
Availability	9.213	13.909	-	-	-	-	23.122
Debt Instruments (2)	412	69.311	10.259	120.486	36.520	7.427	244.415
Equity Instruments	2.768	365	156	149	-	-	3.438
Loans and other amounts with credit institutions	55	7.259	4.101	13.974	320	8	25.717
Loans and advances to customers	24.034	130.798	120.472	136.238	56.969	49.466	517.977
Derivatives	28	7.347	874	17.727	1.036	2.283	29.295
Reserves at the Central Bank of Brazil	170.868	-	-	-	-	-	170.868
Total	207.378	228.989	135.862	288.574	94.845	59.184	1.014.832

Passive:
Financial liabilities at amortized cost:
Deposits of credit institutions (1)	398	43.945	57.342	11.884	3.024	1.919	118.512
Customer Deposits (1)	73.434	248.147	105.183	99.181	53.189	4.087	583.221
Bonds for securities (1)	-	13.969	35.762	67.809	1.613	5.245	124.398
Equity Eligible Debt Instruments	-	391	812	1.261	1.417	15.746	19.627
Other financial liabilities	1.493	15.473	3.863	43.926	39	-	64.794
Short positions	-	723	1.673	3.182	2.741	11.513	19.832
Derivatives	-	4.344	4.013	12.858	1.674	2.050	24.939
Total	75.325	326.992	208.648	240.101	63.697	40.560	955.323

(1)       They include obligations that may be enforceable in advance, such as: demand and time deposits, repo operations with customers, LCI and LCA.

The following table shows the financial assets and liabilities by domestic and foreign currency, as of December 31, 2025, 2024 and 2023 (currency position):

	On December 31,
	2025		2024		2023
	National Currency	Foreign Currency	National Currency	Foreign Currency	National Currency	Foreign Currency
	(in millions of R$)
Active
Cash and reserves at the Central Bank	5.452	14.780	14.584	22.501	8.959	14.164
Debt instruments	271.544	8.065	264.754	19.419	229.282	15.132
Equity Instruments	34.750	1.199	27.298	2.879	23.877	1839
Loans and other amounts with credit institutions, gross	481.275	83.273	482.117	83.973	444.022	73.955
Loans and advances to customers, gross	4.933	22	2.176	166	2.728	102

Total	797.955	107.339	790.929	128.938	708.868	105.192

Passive
Financial liabilities at amortized cost
Central Bank and credit institution deposits	44.745	102.122	72.493	86.072	49.475	69.037
Customer deposits	542.022	51.307	552831	52.237	538.5	44.721
Bonds for securities	141.873	18.053	117.332	18.301	110.935	13.463
Equity Eligible Debt Instruments	28.114	-	23.138	-	19.832	-
Other financial liabilities	67.414	-	118202	371	64.68	114
Total	824.168	171.481	883.996	156.981	783.422	127.335

d.       sources of financing for working capital and investments in non-current assets used

The following table shows the composition of the withdrawals on the dates indicated:

	On December 31,
	2025	2024	2023
	(in millions of R$)
Customer deposits	593.329	605.068	583.220
Current accounts	31.907	41.297	36.599
Savings accounts	53.201	57.369	58.075
Term deposits	431.659	425.287	390.497
Repurchase agreements	76.562	81.115	98.049
Private Securities-backed Operations (1)	18.907	13.689	21.550
Operations guaranteed by Public Securities	57.655	67.426	76.499
Deposits of the Central Bank of Brazil and credit institutions	146.868	158.566	118.512
Demand deposits	1951	859	5.100
Term deposits (2)	119.636	126.588	95.290
Repurchase agreements	25.28	31.119	18.122
Private Securities-backed Operations (1)	—	14	63
Operations guaranteed by Public Securities	25.28	31.105	18.059
Total deposits	740.196	763.634	701.732
Marketable debt securities	159.926	139.678	130.383
Agribusiness Letters of Credit	38.74	32.447	36.423
Financial Bills	38.234	24.516	22.729
Real Estate Credit Notes	64.899	62.864	57.619
Other Securities	18.053	19.851	13.612

Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital	28.114	23.138	19.627
Total Funding	928.236	926.450	851.742
(1)	It mainly refers to repo operations backed by debentures.
(2)	Includes operations with credit institutions linked to export and import financing lines, onlending from BNDES and FINAME and abroad in other credit lines abroad.

(i)       Deposits

•                 Customer Deposits: Our balance of customer deposits was R$593.3 billion as of December 31, 2025, R$605.1 billion as of December 31, 2024 and R$583.2 billion as of December 31, 2023, representing 63.9%, 65.3% and 68.5% of our total funding, respectively.

•                 Current Accounts: Our current account balance was R$31.9 billion on December 31, 2025, R$41.3 billion on December 31, 2024 and R$36.6 billion on December 31, 2023, representing 4.3%, 5.4% and 5.2% of total deposits, respectively.

•                 Savings Accounts: Our savings account balance was R$53.2 billion on December 31, 2025, R$57.4 billion on December 31, 2024, and R$58.1 billion on December 31, 2023, representing 7.2%, 7.5%, and 8.3% of total deposits, respectively.

•                 Customer Time Deposits: Our balance of customer time deposits was R$431.7 billion on December 31, 2025, R$425.3 billion on December 31, 2024 and R$390.5 billion on December 31, 2023, representing 58.3%, 55.7% and 55.6% of total deposits, respectively.

•                 Repurchase Agreements: We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds through the sale of such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this source of financing, such transactions are volatile and generally composed of Brazilian public securities and repurchase agreements linked to debentures. Securities sold in repo operations decreased to R$76.6 billion on December 31, 2025, R$81.1 billion on December 31, 2024 and R$98 billion on December 31, 2023, representing 10.3%, 10.6% and 14.0% of total deposits, respectively.

(ii)       Central Bank and Credit Institutions Deposits

Our balance of deposits with the Central Bank of Brazil and credit institutions was R$146.9 billion on December 31, 2025, R$158.6 billion on December 31, 2024 and R$118.5 billion on December 31, 2023, representing 19.8%, 20.8% and 16.9% of total deposits, respectively.

Our deposit balance mainly includes domestic loans and on-lending loans:

•                 Loan obligations. We have relationships with banks around the world, providing lines of credit linked to foreign currencies (either to the dollar or to a basket of foreign currencies). We apply the proceeds of these transactions primarily to U.S. dollar-linked lending operations and, in particular, to trade finance operations.

•                 National Transfers. Loans from public institutions, mainly BNDES and FINAME, for which we act as a financial agent. Financing from these sources in Brazil represents a method of providing long-term loans with attractive average interest rates for certain sectors of the economy. The loans from these funds are allocated by BNDES, through banks, to specific sectors focused on economic development. This type of loan is known as "on-lending". Because the funds transferred are usually matched and/or funded by loans from a federal government agency, we do not assume risk of mismatch terms or interest rates, nor do we charge interest at a fixed margin on the cost of the funds. However, we retain the borrower's business credit risk and therefore have discretion in the loan decision and application of credit criteria. This type of financing is not affected by the requirement for compulsory deposit. Payout is usually guaranteed, although it is not required by the terms of the payout.

(iii)       Other Means of Funding

(iii.1)       Debt Securities

Our balance of marketable debt securities was R$159.9 billion as of December 31, 2025, R$139.7 billion as of December 31, 2024 and R$130.4 billion as of December 31, 2023, representing 17.2%, 15.1% and 15.3% of our total financing, respectively.

Agribusiness Letters of Credit, which are freely negotiable credit notes and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights arising from transactions carried out between rural producers and their cooperatives and agents in the agribusiness production chain and foreign exchange acceptances, reached R$ 38.7 billion on December 31, 2025, R$32.4 billion on December 31, 2024 and R$36.4 billion on December 31, 2023.

Financial Bills are a financing alternative available to banks that may be characterized as senior or eligible to compose the reference equity, under the terms of CMN Resolution No. 5,007, of March 24, 2022, their minimum term must be 24 months and must be issued for a minimum amount of BRL 300,000 for subordinated transactions and BRL 50,000 for senior transactions. Our balance of treasury bills totaled R$38.2 billion on December 31, 2025, an increase of 56.0% compared to R$24.5 billion on December 31, 2024.

Real Estate Letters of Credit increased by 3.2%, from R$62.9 billion on December 31, 2024 to R$64.9 billion on December 31, 2025.

We carry out securities issuances, including under our Global Medium-Term Bills Program. Our balance of securities was R$18.1 billion on December 31, 2025 and R$19.9 billion on December 31, 2024. This variation occurred mainly due to favorable market conditions.

(iv)       Eligible Instruments to be composed of Tier I and Tier II

On November 5, 2018, our board of directors approved the issuance, through our Cayman Islands agency, of debt instruments to form part of our benchmark Tier 1 and Tier 2 equity in the total amount of $2.5 billion, pursuant to an offering made to non-U.S. persons pursuant to Regulation S of the U.S. Securities Act of 1993, as amended, or the "Notes Offer". Our Notes Offering was structured as follows: (i) US$1.25 billion indexed at 7.25% per annum with no maturity (perpetual) and interest paid semiannually; and (ii) US$ 1.25 billion indexed at 6.125% per year maturing in November 2028 and interest paid semiannually. These issuances were made through our branch office in the Cayman Islands and, as a result, do not generate income tax liability at source. In addition, our board of directors has also approved the redemption of debt instruments issued to be part of our regulatory Tier 1 and Tier 2 capital, as set forth in the board resolution of January 14, 2014. The proceeds from the Note Offering were used to fund this redemption. On December 18, 2018, the Central Bank of Brazil authorized the transactions contemplated in the Offering of Notes and the redemption, which were completed on January 29, 2019.

In November and December 2021, Santander Brasil issued Financial Bills with a subordination clause, to be used to compose our Level 2 reference equity, in the total amount of R$5.5 billion. The Financial Bills have a ten-year term and redemption and repurchase options in accordance with the applicable regulations. The Financial Bills had an estimated impact of 92 basis points on our Tier 2 benchmark equity.

In October and November 2023, Santander Brasil exercised its option to repurchase the Level 2 debt instruments issued in 2018 in the amount of US$1.25 billion. In its place to compose our Tier 2 regulatory capital, Santander Brasil issued financial bills with a subordination clause in the total amount of R$6.0 billion. These new financial bills have a term of 10 years and redemption and repurchase options in accordance with applicable regulations.

On November 8, 2024, Santander Brasil also exercised its option to repurchase certain Tier 1 debt instruments issued in 2018 in the amount of US$1.25 billion. In its place to compose the Level 1 regulatory capital, Santander Brasil issued subordinated financial bills in the total amount of R$7.6 billion. These new financial bills are perpetual with a repurchase clause exercisable from five years after their issuance, in accordance with the applicable regulations.

In addition, on December 4, 2025, Santander Brasil issued financial securities with a Level 2 subordination clause in the total amount of R$2.4 billion. These new financial securities have a 10-year term, semi-annual coupon payments, as well as redemption and repurchase options, in accordance with applicable regulations.

As of Dec. 31, 2025, the outstanding balance of Tier 1 and Tier 2 debt instruments was R$28.1 billion, compared to R$23.1 billion as of Dec. 31, 2024.

(v)       Subordinated Debt

As of December 31, 2025, we had no subordinated debt.

e.       Sources of funding for working capital and investments in non-current assets that you intend to use to cover liquidity shortfalls

Due to our stable and diversified sources of fundraising, which include a large deposit base of its clients as detailed in item 10.1.d above, we have historically had no liquidity issues.

As part of our liquidity risk management, we have a formal plan with measures to be taken in scenarios of systemic liquidity crisis and/or arising from any risk to our corporate image. This liquidity contingency plan contains attention parameters, as well as preventive measures and actions to be activated in times of liquidity deficiency, if reserves fall below certain parameters.

As sources of financing for working capital and for investments in non-current assets used to cover liquidity deficiencies, the following resources may be used: (i) borrowing of deposits; (ii) bond issuances; (iii) repo operations with public/private securities; (iv) transfer pricing review; (v) establishment of more restrictive credit policies; and (vi) release of guarantee margin at B3 S.A. – Brasil Bolsa, Balcão.

f.       levels of indebtedness and the characteristics of such debts, further describing:

(i)       Relevant loan and financing agreements

There are no loan agreements or other debt instruments that our management deems to be material to us, with the exception of the debt securities issued by us described in Section 18 of the Reference Form.

(ii)       Other long-term relationships with financial institutions

Our main sources of funds are local deposits in the demand, savings and time modalities, in line with other Brazilian banks, as well as funding in the open market, namely, bonds issued by the self-issued and Federal Government bonds with a repurchase commitment ("repo operations").

We also have deposits in credit institutions related to export and import financing lines raised from banks abroad and intended for application in commercial foreign exchange operations related to export and import financing. We are also a party to long-term obligations via on-lending

(ii.1)       Eurobonds and Securitization Notes - MT100

Foreign issuances of securities denominated in foreign currency include securities and other securities (Eurobonds and Structured Notes). The following table demonstrates the detailed composition of Eurobonds:

Issuance	Expiration until	Interest Rate (p.a.)	2025	2024	2023
2021	2031	Up to 9% + CDI	2.608.545	4.195.534	3.337.315
2022	2035	Up to 9% + CDI	1.247.459	1.459.607	1.918.929
2023	2029	Up to 9% + CDI	2.022.920	3.102.939	8.355.844
2024 (1)	2029	Up to 9% + CDI	2.568.847	11.093.246	-
2025	2035	Up to 9% + CDI	9.604.861	-	-
Total			18.052.632	19.851.326	13.612.088

(1)       Include SOFR fee.

(ii.2)       Subordinated debts

We use subordinated debt instruments in our funding structure, represented by securities issued in accordance with the rules of the Central Bank, which are used as Reference Equity - Level 2, to calculate the operational limits, including Subordinated CDBs, certificates of deposit issued by us in the local market, in various issues, at interest rates updated by the CDI or the IPCA.

(iii)       Degree of subordination between debts

In the event of our judicial or extrajudicial liquidation, there is an order of preference as to the payment of the various creditors of the estate provided for by law, which must be respected under the terms of the Brazilian legislation in force at the time. Specifically with regard to the financial debts that make up our indebtedness, the following order of payment must be observed: debts secured by collateral, unsecured debts and subordinated debts. It is worth mentioning that, in relation to debts with real guarantee, creditors prefer the others up to the limit of the asset given as collateral and, as much as there is left, they will have their credits included in the payment order of the unsecured creditors. Among unsecured creditors there is no degree of subordination, just as there is no degree of subordination among the various subordinated creditors.

(iv)       any restrictions imposed on the Company, in particular, in relation to indebtedness limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the Company has been complying with these restrictions

Regarding securities issued abroad, whose descriptions of the operations and programs are described in Item 12.9 of the Reference Form ("Securitization Program" and "Medium Term Notes – MTN"), the main restrictions imposed on the issuer, existing in financing agreements, are also described in the same item.

g.           Limits of financing contracted and percentages already used

The information requested in this item is not applicable to financial institutions. We are subject, however, to the parameters determined by the monetary authorities, in line with the Basel principles.

h.           Significant changes in items on the income and cash flow statements

(i)	Assets and Liabilities (in millions of reais):

The following are the main changes in balance sheet accounts for the years 2025, 2024 and 2023.

Active	2025	2024	Var. 2025x2024	2023	Var. 2024x2023
Availability and Reserves at the Central Bank of Brazil	20.233	37.084	-45,40%	23.123	60,40%
Financial Assets Measured at Fair Value in Profit or Loss	262.407	231.002	13,60%	208.922	10,60%
Financial Assets Measured at Fair Value in Other Comprehensive Income	69.446	92.079	-24,60%	59.052	55,90%
Financial Assets Measured at Amortized Cost	800.546	768.325	4,20%	723.710	6,20%
Derivatives Used as a Hedge	217	30	623,30%	25	20,00%
Non-Current Assets Held for Sales	1.413	1042	35,60%	914	14,00%
Interests in Affiliates and Joint Ventures	3.517	3.640	-3,40%	1.610	126,10%
Tax Credits	65.061	59.790	8,80%	52.839	13,20%
Other Assets	8.916	6.956	28,20%	5.997	16,00%
Tangible Assets	5.046	6.022	-16,20%	7.086	-15,00%
Intangible Assets	33.227	32.827	1,20%	32.376	1,40%
Total Assets	1.270.029	1.238.797	2,50%	1.115.653	11,00%

Liabilities and Shareholders' Equity	2025	2024	Var. 2025x2024	2023	Var. 2024x2023
Financial Liabilities for Trading	112.471	82.723	36,00%	43.596	89,70%
Financial Liabilities Measured at Fair Value in Profit or Loss	-	-	0,00%	5.986	-100,00%
Financial Liabilities at Amortized Cost	992.387	1.001.581	-0,90%	910.551	10,00%
Derivatives Used as a Hedge	184	130	41,50%	1.176	-88,90%
Provisions	11.804	10.977	7,50%	11.473	-4,30%
Tax Liabilities	9.389	10.175	-7,70%	9.000	13,10%
Other Obligations	17.241	13.384	28,80%	19.014	-29,60%
Total Liabilities	1.143.476	1.118.970	2,20%	1.000.796	11,80%
Shareholders' Equity	130.282	126.199	3,20%	118.421	6,60%
Other Comprehensive Results	-5.108	-6.707	-23,80%	-3.968	69,00%
Stockholders' Equity Attributable to Controlling Shareholder	125.174	119.492	4,80%	114.453	4,40%
Total Stockholders' Equity	126.553	119.827	5,60%	114.856	4,30%
Total Liabilities and Equity	1.270.029	1.238.797	2,50%	1.115.653	11,00%

Our total assets reached, on December 31, 2025, R$1,270,029 million, an increase of 2.5% compared to 2024, whose total assets reached R$1,238,797 million, 11% higher than the year ended December 31, 2023, in the amount of R$1,115,653 million.

The portfolio of loans and advances to gross customers, without guarantees and guarantees, totaled R$602,040 on December 31, 2025, an increase of 0.4% compared to R$599,688 on December 31, 2024, an increase of 8.7% compared to R$551,536 million on December 31, 2023.

Consolidated shareholders' equity totaled R$125,174 million on December 31, 2025, R$119,492 million on December 31, 2024 and R$114,453 million on December 31, 2023, an increase of 4.8% on December 31, 2025 compared to 2024 and an increase of 4.4% on December 31, 2024 compared to 2023. The variation in shareholders' equity in the year is mainly due to the growth in revenues, Net Income for the period in the amount of R$12,965 million and reduced by the highlight of Dividends and Interest on Equity in the amount of R$7,620 million.

2.2. The Officers must comment:

a. results of the Company's operations:

Results of Operations for the Years Ended December 31, 2025, 2024 and 2023

The following table provides an overview of the key aspects of our operating results for the years ended December 31, 2025, 2024 and 2023:

Total Revenue totaled R$74,997 million in 2025, an increase of 1.7%, or R$1,239 million compared to the year ended December 31, 2024, driven by the increase in net income from interest and fee commissions.

Consolidated Net Income totaled R$12,965 million in the year ended December 31, 2025, a decrease of 3.3% compared to the year ended December 31, 2024, mainly due to (i) an increase in other non-financial gains impacted by the joint venture transaction with the Pluxee Group in 2024; (ii) an increase in impairment losses on financial assets due to the systematic increase in household indebtedness and systemic delinquency driven by a higher interest rate, and (iii) an increase in provisions, driven by higher labor contingencies.

The Customer Loan Portfolio totaled R$602,040 million as of December 31, 2025, an increase of 0.4% compared to December 31, 2024, mainly due to the increase in our loan portfolio for financing consumers, SMEs (especially working capital) and individuals (especially credit cards and real estate financing).

Exposure to credit risk totaled R$778.9 billion on December 31, 2025, an increase of 3.8% compared to December 31, 2024.

Credit Quality, the credit risk exposure ratio to troubled assets was 6.3% for the year ended December 31, 2025, an increase of 0.6 percentage points compared to the prior year.

The coverage ratio was 83.2% in the year ended December 31, 2025, a reduction of 1.2 p.p. compared to the year ended December 31, 2024.

Our Basel Capital Adequacy Ratio was 15.4% for the year ended December 31, 2025, an increase of 1.1 p.p. compared to the year ended December 31, 2024.

Customer and Central Bank of Brazil deposits decreased by 3.1%, reaching R$740 billion in 2025, mainly due to the drop in customer demand deposits, especially in checking accounts, reflecting a migration to more profitable term instruments, both wholesale and retail. Time deposits increased in the period, partially offsetting the reduction in demand balances. Banks' deposits also declined, mainly due to the fall in interbank time deposits and repo operations.

Results of Operations

The following table presents our consolidated operating results for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
	2025	2024	2023	% change 2025/2024	% Change 2024/2023
	(in millions of R$, except percentages)
Net interest income	57.634	56.679	46.884	1,7%	20,9%
Profits from equity instruments	86	84	22	2,4%	281,8%
Company profits accounted for by the equity method	458	313	239	46,3%	31,0%
Net Fee and Commission Income (Expense)	17.495	17.205	15.640	1,7%	10,0%
Gains (losses) on financial assets and liabilities (net) and foreign exchange differences (net)	131	129	3.795	1,6%	-96,6%
Other operating income (expenses) (net)	-808	-652	-716	23,9%	-8,9%
Total Profit	74.997	73.757	65.864	1,7%	12,0%
Administrative expenditure	-20.938	-20.417	-19.563	2,6%	4,4%
Depreciation and amortization	-2.626	-2.731	-2.741	-3,8%	-0,4%
Provisions (net)	-4.979	-4.595	-4.424	8,4%	3,9%
Impairment losses on financial assets (net)	-29.540	-28.484	-28.008	3,7%	1,7%
Impairment losses on other assets (net)	-397	-252	-250	57,5%	0,8%
Other non-financial gains (losses)	212	1.912	1.044	-88,9%	83,1%
Operating profit before tax	16.729	19.190	11.922	-12,8%	61,0%
Income tax	-3.764	-5.776	-2.423	-34,8%	138,4%
Consolidated net income for the year	12.965	13.414	9.499	-3,3%	41,2%

Consolidated profit for the year

Our consolidated net income for the year ended December 31, 2025 was R$12,965 million, a reduction of R$449 million, or 3.3%, compared to our consolidated net income of R$13,414 million for the year ended December 31, 2024, mainly due to (i) a reduction in other non-financial gains of R$1,700 million, or 88.9%, impacted by the joint venture transaction with the Pluxee Group in 2024; (ii) an increase in impairment losses of R$1,056 million, or 3.7%, due to the systematic increase in household indebtedness and systemic delinquency driven by a higher interest rate, and (iii) an increase in provisions of R$384 million, or 8.3%, driven by higher labor contingencies.

Our consolidated net income for the year ended December 31, 2024 was R$13,414 million, an increase of R$3,915 million, or 41.2%, compared to our consolidated net income of R$9,499 million for the year ended December 31, 2023, primarily due to (i) an increase in net interest income of R$9,795 million, or 20.9%, to R$56,679 million in the year ended December 31, 2024, compared to R$46,884 million in the year ended December 31, 2023, driven by the increase in net interest income on credit operations and better performance in market operations, despite the volatile macroeconomic environment; (ii) an increase in net fee revenue of R$1,565 million, or 10.0%, to R$17,205 million in the year ended December 31, 2024, from R$15,640 million in the year ended December 31, 2023, driven by better results in capitalization, insurance and cash management.

Net interest income

Net interest income for the year ended December 31, 2025 was R$57,634 million, an increase of 1.7% or R$956 million compared to R$56,679 million in the year ended December 31, 2024. This increase was mainly due to increased revenue from: (i) deposit products, especially time deposits and demand deposits in our individual and SME businesses, and (ii) credit products, especially in our SME and consumer finance businesses, in both cases driven by growth in the volume of products such as working capital, vehicle financing and mortgages. This was partially offset by negative sensitivity to rising interest rates.

The average total profitable assets in 2025 was R$1,110,376 billion, an increase of 4.4% compared to R$1,063,823 billion in 2024. The main driver of this change was the increase in the average amount of loans and advances to customers and loans and receivables from credit institutions.

Net interest margin (net financial income divided by assets with average yield) in 2025 was 5.2% and 5.3% in 2024, impacted by a higher share of new business in secured products and the focus on portfolios and segments with lower credit risk, reflecting our strategy of seeking to increase net profitability.

The average total interest-bearing liabilities in 2025 was R$888,931 million, an increase of 4.7% compared to R$849,299 million in 2024.

Finally, the net interest spread (the difference between interest on yieldable assets and the average cost of interest-bearing liabilities) was 2.7% in 2025, mainly due to a shift in our portfolio mix to clients with a better risk profile.

Net interest income for the year ended December 31, 2024 was R$56,679 million, an increase of 20.9% or R$9,795 million compared to R$46,884 million in the year ended December 31, 2023. This increase was mainly due to the increase in revenue from: (i) credit products, especially in our individual credit and consumer finance businesses, driven by the growth in the volume of products such as credit cards, payroll loans, vehicle financing and real estate financing, and (ii) better performance in market operations. This increase was partially offset by lower interest spreads, attributable to a change in the composition of our portfolio, with a greater focus on clients with a better risk profile and on secured products.

The average total profitable assets in 2024 was R$1,063,823 million, an increase of 10.8% compared to R$959,769 million in 2023. The main driver of this change was the increase in the average amount of loans and advances to customers and financial assets measured at fair value (i.e., debt and equity instruments).

Income from equity instruments

Revenue from equity instruments for the year ended December 31, 2025 totaled R$86 million, an increase of R$2 million compared to R$84 million for the year ended December 31, 2024.

Revenue from equity instruments for the year ended December 31, 2024 totaled R$84 million, an increase of R$61 million compared to R$22 million for the year ended December 31, 2023.

Equity Result

The result of the companies accounted for by the equity method for the year ended December 31, 2025 was R$ 458 million, an increase of R$ 145 million compared to the R$ 313 million for the year ended December 31, 2024, mainly due to an increase of R$ 58 million in Pluxee's result, R$ 42 million in Banco RCI's results and R$ 28 million in Webmotors' results.

The result of the companies accounted for by the equity method for the year ended December 31, 2024 was R$313 million, an increase of R$74 million compared to the R$239 million for the year ended December 31, 2023, mainly due to an increase of R$53 million in the result of Pluxee (which we acquired in 2024) and R$29 million in the result of Banco RCI.

Net fee and commission income

Net revenue from fees and commissions for the year ended December 31, 2025 was R$17,495 million, an increase of R$290 million, or 1.7%, compared to R$17,205 million in the year ended December 31, 2024. This increase was primarily driven by: (i) insurance and capitalization, supported by improved loan performance, particularly in the consumer segment, and new product launches; (ii) credit and debit cards, reflecting the growth in transaction volume and customer spending; and (iii) asset management and pension funds, due to the higher volume of assets under management and pension funds.

Net credit and debit card fees and commissions totaled R$4,508 million in the year ended December 31, 2025, an increase of 2.1% compared to the year ended December 31, 2024. This was primarily due to growth in transaction volume and customer spending.

Net fees and commissions of asset managers and pension funds totaled R$2,271 million in the year ended December 31, 2025, an increase of 3.3% compared to the year ended December 31, 2024. This was mainly due to higher turnover.

Net insurance and capitalization rates and commissions totaled R$4,973 million in the year ended December 31, 2025, an increase of 4.9% compared to the year ended December 31, 2024. This was mainly due to improved loan performance and the launch of new products.

Net revenue from fees and commissions for the year ended December 31, 2024 was R$17,205 million, an increase of R$1,565 million, or 10.0%, compared to R$15,640 million for the year ended December 31, 2023. This increase was primarily attributable to: (i) credit and debit cards, primarily due to the increase in our customer base, number of transactions and customer spending, (ii) insurance and capitalization, reflecting improved performance in loans (especially in consumer), and (iii) asset management and pension funds.

Net credit and debit card fees and commissions totaled R$4,414 million in the year ended December 31, 2024, an increase of 24.2% compared to the year ended December 31, 2023.

Net fees and commissions of asset managers and pension funds totaled R$2,199 million in the year ended December 31, 2024, an increase of 10.5% compared to the year ended December 31, 2023.

Net insurance and capitalization rates and commissions totaled R$4,741 million in the year ended December 31, 2023.

The following table reflects the breakdown of net fee and commission income for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31
	2025	2024	2023	% change 2025/2024	% Change 2024/2023
	(in millions of R$, except percentages)
Checking account services	3.169	3.314	3.255	-4,4%	1,8%
Billing and payment services	1.803	1.738	1.801	3,7%	-3,5%
Insurance and capitalization	4.973	4.741	4.303	4,9%	10,2%
Asset Management and Pension Funds	2.271	2.199	1.990	3,3%	10,5%
Credit and debit cards	4.508	4.414	3.554	2,1%	24,2%
Capital markets	1.147	1.178	1.183	-2,6%	-0,4%
Trade finance	1.936	1.858	1.926	4,2%	-3,5%
Service tax	-806	-855	-758	-5,7%	12,8%
Other	-1.506	-1.382	-1.613	9,0%	-14,3%
Total	17.495	15.641	14.876	11,9%	5,1%

Gains/losses on financial assets and liabilities (net) and exchange rate variations (net)

Gains on financial assets and liabilities (net) and exchange rate differences (net) for the year ended December 31, 2025 totaled R$131 million, an increase of R$2 million compared to the gain of R$129 million in the year ended December 31, 2024. This variation is mainly due to financial assets measured at fair value for profit or loss, a loss of R$641 million on December 31, 2024, compared to a gain of R$7,890 million on December 31, 2025.

Gains on financial assets and liabilities (net) and exchange rate differences (net) for the year ended December 31, 2024 totaled R$129 million, a decrease of R$3,666 million compared to the gain of R$3,795 million in the year ended December 31, 2023. This variation is mainly due to the lower gain on financial assets measured at fair value for profit or loss, of R$3,441 million on December 31, 2023, compared to R$746 million on December 31, 2024.

The following table presents our gains/losses on financial assets and liabilities (net) and foreign exchange differences (net) in the periods indicated.

	For the Year Ended December 31
	2025	2024	2023	% change 2025/2024	% Change 2024/2023
	(in millions of R$, except percentages)
Gains (losses) on financial assets and liabilities (net) and foreign exchange differences (net)	131	129	3.795	1,6%	-96,6%

Hedging effects of investments made abroad	-364	665	-163	-154,7%	-508,0%
Gains (losses) on financial assets and liabilities (net) and foreign exchange differences (net) excluding the effects of hedging for investments held abroad (1)	-233	794	3.632	-129,3%	-78,1%

(1) Gains/losses on financial assets and liabilities (net) and foreign exchange differences (net) excluding the effects of investment in hedging abroad are a non-GAAP measure.

Other Operating Profit/Expense

Other operating expenses in the year ended December 31, 2025 totaled R$808 million, an increase of R$156 million compared to expenses of R$652 million for the year ended December 31, 2024, mainly due to higher operating expenses related to the growth of commercial activity and the deposit portfolio.

Other operating expenses in the year ended December 31, 2024 totaled R$652 million, a reduction of R$64 million compared to expenses of R$716 million in the year ended December 31, 2023, mainly due to lower operating expenses.

Administrative Expenses

Administrative expenses for the year ended December 31, 2025 were R$20,938 million, an increase of R$522 million compared to expenses of R$20,417 million for the year ended December 31, 2024, mainly due to increased expenses with salaries and wages, related technologies and systems, per diems and travel expenses, as a result of the increase in inflation in the period and the growth of our business.

Administrative expenses for the year ended December 31, 2024 were R$20,417 million, an increase of R$854 million compared to expenses of R$19,563 million for the year ended December 31, 2023, mainly due to increased expenses with salaries and wages and related technologies and systems, per diem and travel expenses and other administrative expenses as a result of the increase in inflation in the period and the growth of our business.

Personnel expenses increased by R$101 million in the year ended December 31, 2025, mainly due to the increase in employee salaries and wages resulting from our collective bargaining with employees in 2024, which impacted the first eight months of 2025, and our 2025 collective bargaining agreement, which impacted the last four months of the year.

Personnel expenses increased by R$784 million in the year ended December 31, 2024, mainly due to the increase in employee salaries and wages resulting from our collective bargaining with employees in 2023, which impacted the first eight months of 2024, and our 2024 collective bargaining agreement, which impacted the last four months of the year.

The following table presents our personnel expenses for each of the periods indicated:

	For the year ended December 31,
	2024	2023	2022	% change 2025/2024	% Change 2024/2023
	(in millions of R$, except percentages)
Salaries and wages	7.242	7.087	6.640	2,2%	6,7%
Social insurance costs	1.713	1.692	1.654	1,2%	2,3%

Benefits	1.771	1.753	1.659	1,0%	5,7%
Training	67	68	62	-1,5%	10,3%
Other personnel expenses	907	997	799	-9,0%	24,8%
Total	11.699	11.598	10.814	0,9%	7,3%

Other administrative expenses increased by R$240 million totaling R$9,239 million in the year ended December 31, 2025, compared to R$8,819 million in the year ended December 31, 2024, mainly due to higher technology and systems expenses, per diem and travel expenses, resulting from the increase in inflation in the period and the growth of our business.

Other administrative expenses increased by R$70 million to R$8,819 million in the year ended December 31, 2024, compared to R$8,749 million in the year ended December 31, 2023, mainly due to higher technology and systems expenses, per diem and travel expenses, resulting from the increase in inflation in the period and the growth of our business.

The following table presents our other administrative expenses for each of the periods indicated:

	For the year ended December 31,
	2025	2024	2023	% change 2025/2024	% Change 2024/2023
	(in millions of R$, except percentages)
Technical and specialized services	2.486	2.414	2.397	3,0%	0,7%
Real estate, improvements and supplies	818	878	896	-6,8%	-2,0%
Technology and systems	3.015	2.410	2.384	25,1%	1,1%
Advertisement	483	516	522	-6,5%	-1,1%
Communications	282	351	502	-19,6%	-30,1%
Daily allowances and travel expenses	215	201	163	6,8%	23,3%
Taxes other than income tax	142	154	173	-8,0%	-11,0%
Surveillance and courier services	384	474	525	-19,1%	-9,7%
Insurance premiums	26	25	27	3,7%	-7,4%
Other administrative expenditure	1.388	1.396	1.160	-0,5%	20,3%
Total	9.239	8.819	8.749	4,8%	0,8%

The efficiency ratio, calculated as total administrative expenses divided by total profit, decreased to 27.9% in the year ended December 31, 2025, compared to 27.7% in the year ended December 31, 2024. This 0.2% p.p. increase in the ratio is mainly due to the higher growth in our costs, which exceeded the growth in our margin.

The efficiency ratio, calculated as total administrative expenses divided by total profit, decreased to 27.7% in the year ended December 31, 2024, compared to 29.7% in the year ended December 31, 2023. This 2.0% p.p. reduction in the index is mainly due to higher net income growth (driven by net interest income and net fee revenue) and inflation-driven cost increases.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2025 was R$2,626 million, a reduction of R$104 million, or 3.9%, compared to R$2,731 million for the year ended December 31, 2024, mainly due to the impact on hardware due to the end of amortization and changes in the extension of the useful life of some items.

Depreciation and amortization for the year ended December 31, 2024 was R$2,731 million, a reduction of R$10 million, or 0.4%, compared to R$2,741 million for the year ended December 31, 2023, mainly due to the increase in expenses with amortization of software items, resulting from the investments made in this period.

Provisions (Net)

The provisions primarily include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$4,979 million in the year ended December 31, 2025, an increase of R$383 million, or 8.3%, compared to R$4,595 million in the year ended December 31, 2024, mainly due to the increase in labor contingencies.

The provisions primarily include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$4,595 million in the year ended December 31, 2024, an increase of R$171 million, or 3.9%, compared to R$4,424 million in the year ended December 31, 2023, mainly due to the increase in labor and civil contingencies.

Impairment Losses on Financial Assets (Liquid)

Impairment losses and financial assets (net) for the year ended December 31, 2025 were R$29,540 million, an increase of R$1,056 million compared to R$28,484 million for the year ended December 31, 2024. This increase reflects the continued growth of our loan portfolio – particularly in SMEs, auto finance and real estate – combined with a disciplined and proactive approach to risk management, including prudent strengthening of reserves among individuals, especially in the low-income segments, and within the corporate and SME segment, particularly smaller companies.

Impairment losses and financial assets (net) for the year ended December 31, 2024 were R$28,484 million, an increase of R$476 million compared to R$28,008 million for the year ended December 31, 2023, mainly due to the growth of our retail portfolio and the effects of challenging macroeconomic conditions on our SME portfolio.

Our exposure to credit risk increased by R$28.5 billion to R$778.9 billion as of December 31, 2025, compared to R$750.4 billion as of December 31, 2024. In addition, our impaired assets increased by R$6.7 billion, from R$42.2 billion on December 31, 2024 to R$48.9 billion on December 31, 2025.

Our exposure to credit risk increased by R$30.5 billion to R$750.4 billion as of December 31, 2024, compared to R$719.9 billion as of December 31, 2023. In addition, our impaired assets increased by R$2.4 billion, from R$39.9 billion on December 31, 2023 to R$42.2 billion on December 31, 2024.

The following table shows the ratio of our stranded assets to total credit risk exposure and our coverage ratio as of December 31, 2025, 2024 and 2023.

	On December 31,
	2025	2024	2023
	(in millions of R$, except percentages)
Loans and advances to customers, gross	602.040	559.688	551.536
Impaired assets	48.900	42.242	39.887
Impairment loss provisions	40.694	35.669	35.153
Non-GAAP Credit Risk Exposure – Customers (1)	778.881	750.357	719.881
Table of Contents
Impairment assets for credit risk exposure	6,30%	5,60%	5,50%
Coverage Index (2)	83,20%	84,40%	88,10%
Impairment losses	-29.540	-28.484	-28.008
Impairment of financial assets (net) (3)	-28.484	-28.484	-28.008
________________________________

(1)        Credit risk exposure is a non-GAAP financial measure. Exposure to credit risk is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) in the amount of R$778,881 million as of December 31, 2025, guarantees in the amount of R$58,917 million as of December 31, 2025 and private securities (securities issued by non-governmental entities) in the amount of R$117,924 million as of December 31, 2025. We have included off-balance sheet information in this measure to better demonstrate our total managed credit risk.

(2) Impairment loss provisions as a percentage of the assets subject to impairment.

(3) As of December 31, 2025, 2024 and 2023, our total impairment losses from financial instruments included R$3,202 million, R$2,070 million and R$1,586 million, respectively, related to debt instruments.

Non-Recoverable Assets by Loan Type

The following table shows our non-recoverable assets by loan type as of December 31, 2025, 2024, and 2023.

	For the year ended December 31,
	2025	2024	2023	% change 2025/2024	% Change 2024/2023
	(in millions of R$, except percentages)
Commercial and industrial	17.291	13.175	16.292	31,2%	-19,1%
Real Estate	1.809	1.736	1.352	4,2%	28,4%
Instalment loans to individuals	29.779	27.284	22.239	9,1%	22,7%
Lease financing	21	47	4	-56,2%	1191,4%
Total	48.900	42.242	39.887	15,8%	5,9%

Commercial and Industrial

Impaired assets in the commercial and industrial loan portfolio totaled R$17,291 million as of December 31, 2025, an increase of R$4,116 million, or 31.2%, compared to R$13,175 million as of December 31, 2024. This increase reflects the continued growth of the SME portfolio, combined with a more challenging lending environment — driven by elevated interest rates over an extended period — that primarily affects smaller companies, including large and small companies.

Impaired assets in the commercial and industrial loan portfolio totaled R$13,175 million as of December 31, 2024, a decrease of R$3,117 million, or 19.1%, compared to R$16,292 million as of December 31, 2023. This drop was mainly due to the restructuring of the indebtedness of a large customer in our wholesale segment.

Real Estate

Impaired assets in the real estate loan portfolio totaled R$1,809 million as of Dec. 31, 2025, an increase of R$73 million, or 4.2%, compared to R$1,736 million as of Dec. 31, 2024. This increase was mainly due to the growth of this portfolio.

Impaired assets in the real estate loan portfolio totaled R$1,736 million as of December 31, 2024, an increase of R$384 million, or 28.4%, compared to R$1,352 million as of December 31, 2023. This increase was mainly due to the growth of this portfolio and challenging macroeconomic conditions.

Installment loans to individuals

Impaired assets in the loan portfolio in installments to individuals totaled R$29,779 million as of December 31, 2025, an increase of R$2,495 million, or 9.1%, compared to R$27,284 million as of December 31, 2024. This increase reflects continued growth in the auto finance and real estate portfolios, combined with a more challenging credit environment affecting individuals — particularly in low-income segments.

Impaired assets in the loan portfolio with installments to individuals totaled R$27,284 million as of December 31, 2024, an increase of R$5,045 million, or 22.7%, compared to R$22,239 million as of December 31, 2023. This increase was mainly due to the high growth of this portfolio, changes in the methodology used to determine whether a loan is in default, and challenging macroeconomic conditions affecting certain products, such as rural.

Financial Lease

Impaired assets in the leasing loan portfolio totaled R$21 million as of December 31, 2025, a reduction of R$26 million compared to R$47 million as of December 31, 2024.

Impaired assets in the leasing finance loan portfolio totaled R$47 million as of December 31, 2024, an increase of R$43 million compared to R$4 million as of December 31, 2023. This increase in impaired assets was mainly concentrated in two specific customers.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2025 totaled losses of R$397 million, an increase of R$144 million compared to R$252 million for the year ended December 31, 2024, mainly due to a plan to optimize physical presence that involved the closure of branches.

Impairment losses for other assets (net) in the year ended December 31, 2024 totaled losses of R$252 million, an increase of R$2 million compared to R$250 million for the year ended December 31, 2023.

Other non-financial gains/losses

Other non-financial gains totaled R$212 million in the year ended December 31, 2025, a reduction of R$1.7 billion compared to the R$1,912 billion recorded in the year ended December 31, 2024, mainly due to the extraordinary effect of the joint venture transaction with the Pluxee Group, which took place in 2024.

Other non-financial gains totaled R$1,912 million in the year ended December 31, 2024, an increase of R$869 million compared to R$1,044 million recorded in the year ended December 31, 2023, mainly due to the closing of the joint venture transaction with the Pluxee Group.

Operating Income before Taxation

Operating income before tax for the year ended December 31, 2025 was R$16,729 million, a reduction of R$2,461 million, or 12.8%, compared to R$19,190 million for the year ended December 31, 2024.

This reduction was mainly due to the 2024 joint venture transaction with the Pluxee Group, higher impairment losses on financial assets, reflecting a systematic increase in household indebtedness and delinquency levels, and increased provisions attributable to high labor contingencies.

The table below shows our pre-tax operating income and our pre-tax operating profit, excluding the effects of hedging for investments held abroad in the periods presented.

	For the year ended December 31,
	2025	2024	2023	% change 2025/2024	% Change 2024/2023
	(in millions of R$, except percentages)
Operating profit before tax	16.729	19.190	11.922	-12,82%	60,96%
Hedging effects of investments made abroad	-364	665	-163	-154,74%	-507,98%
Adjusted operating profit before tax (1)	16.365	19.855	11.759	-17,58%	68,85%

(1) Adjusted operating income is a non-GAAP measure.

Income Taxes

Income tax expenses include income tax, social contribution, PIS, and COFINS (which are social contributions due on certain net income from some expenses).

Total income tax was R$3,764 million for the year ended December 31, 2025, a reduction of R$2,013 million, or 34.8%, compared to R$5,776 million for the year ended December 31, 2024. This reduction in expenses was mainly attributed to the decrease in pre-tax operating profit to R$16,729 million in the year ended December 31, 2025, compared to R$19,190 million in the year ended December 31, 2024, mainly due to economic factors that directly impacted the increase in losses related to credit operations (IFRS 9). The lower profits resulted in a lower tax base, leading to a proportional reduction in income tax expense. Another event that explains the reduction in the income tax line is related to the increase in interest on equity to R$3,376 million in the year ended December 31, 2025, compared to R$2,589 million in the year ended December 31, 2024. In addition, the effects of specific events recognized directly in the tax line remained stable comparedto the previous year, with no additional relevant impacts on the variationin tax expenditure.

Total income tax was R$5,776 million in the year ended December 31, 2024, an increase of R$3,354 million, or 138.4%, compared to R$2,423 million in the year ended December 31, 2023. This increase in expenses was primarily attributable to: (i) an increase in pre-tax operating income to R$19,190 million in the year ended December 31, 2024 from R$11,922 million in the year ended December 31, 2023, primarily due to our operating performance throughout the year. The higher gains resulted in a larger tax base, leading to a commensurate increase in tax expenditures. In addition, the effects of specific events recognized directly in the tax line remained stable in relation to the previous year, with no additional relevant impacts on the variation in tax expenditure.

The following table shows our income tax and income tax excluding the effects of hedging for investments held abroad in the periods indicated.

	For the year ended December 31,
	2025	2024	2023	% change 2025/2024	% Change 2024/2023
	(in millions of R$, except percentages)
Income taxes	-3.764	-5.776	-2.423	-35%	138%
Hedging effects of investments made abroad	-364	665	163	-155%	308%
Income tax excluding hedge effects for investments held abroad (*)	-3.764	-6.441	-2.260	-42%	185%

* Income taxes, excluding the effects of hedging investment conducted abroad, is a non-GAAP measure.

Results of Operations by Segment for the Years Ended December 31, 2025, 2024 and 2023

The following tables show our operating results for the years ended December 31, 2025, 2024 and 2023, for each of our operating segments.

Commercial Banking

	For the year ended December 31,
	2025	2024	2023	% change 2025/2024	% Change 2024/2023
	(in millions of R$, except percentages)
Net interest income	53.126	51.563	44.652	3,0%	15,5%
Profits from equity instruments	8	5	4	48,3%	45,4%
Company profits accounted for by the equity method	374	259	185	44,2%	40,3%
Net Fee and Commission Profits	15.397	14.944	13.270	3,0%	12,6%
Gains/losses on financial assets and liabilities (net) and foreign exchange differences (net)	-4.206	-1.488	-1.125	182,8%	32,2%
Other operating profit (expense)	-704	-480	-596	46,6%	-19,5%

Total Profit	63.994	64.804	56.389	-1,2%	14,9%
Personnel expenses	-10.569	-10.534	-9.754	0,3%	8,0%
Other administrative expenditure	-8.208	-7.836	-7.867	4,8%	-0,4%
Administrative expenditure	-18.777	-18.370	-17.621	2,2%	4,3%
Depreciation and amortization	-2.467	-2.599	-2.621	-5,1%	-0,8%
Provisions (net)	-4.894	-4.583	-4.404	6,8%	4,0%
Impairment losses on financial assets (net)	-28.818	-28.451	-26.583	1,3%	7,0%
Impairment losses on other assets (net)	-313	-253	-250	23,8%	1,0%
Other non-financial gains (losses)	212	1.912	1.044	-88,9%	83,1%
Operating profit before tax	8.938	12.461	5.953	-28,3%	109,3%

	For the year ended December 31,
	2025	2024	2023	% change 2025/2024	% Change 2024/2023
	(in millions of R$, except percentages)
Operating Profit Before Tax	8.938	12.461	5.953	-28%	109%
Effects of hedging investments made abroad	-364	655	-163	-156%	-502%
Adjusted operating profit before tax	8.574	13.125	5.790	-35%	127%

2025 and 2024

Operating income before taxes attributable to the Commercial Banking segment for the year ended December 31, 2025 was R$8,938 million, a reduction of R$3,523 million compared to R$12,461 million for the year ended December 31, 2024.

This variation is mainly due to:

• increase of R$2.7 billion in losses on financial assets and liabilities and exchange rate differences, representing an increase of 182.8% compared to the year ended December 31, 2024; e

• increase of R$0.4 billion in administrative expenses, representing an increase of 2.2% compared to the year ended December 31, 2024.

2024 and 2023

Operating income before taxes attributable to the Commercial Banking segment for the year ended December 31, 2024 was R$12,461 million, an increase of R$6,508 million compared to R$5,953 million for the year ended December 31, 2023.

This variation is mainly due to:

• increase of R$6.9 billion in net interest income, representing an increase of 15.5% compared to the year ended December 31, 2023; e

• increase of R$ 1.6 billion in net revenue from fees, representing an increase of 12.6% compared to the year ended December 31, 2023.

Global Wholesale Banking

	For the year ended December 31,
	2025	2024	2023	% change 2025/2024	% Change 2024/2023
	(in millions of R$, except percentages)
Net interest income	4.509	5.115	2.232	-11,8%	129,2%
Profits from equity instruments	78	79	19	-1,3%	315,8%
Company profits accounted for by the equity method	84	54	54	55,6%	n.m
Net Fee and Commission Profits	2.099	2.262	2.370	-7,2%	-4,6%
Gains/losses on financial assets and liabilities (net) and foreign exchange differences (net)	4.338	1.617	4.920	168,3%	-67,1%
Other operating profit (expense)	-105	-172	-120	-39,0%	43,3%
Total Profit	11.003	8.954	9.476	22,9%	-5,5%
Administrative expenditure	-2.161	-2.047	-1.942	5,6%	5,4%
Personnel expenses	-1.131	-1.064	-1.060	6,3%	0,4%
Other administrative expenditure	-1031	-983	-882	4,9%	11,5%
Depreciation and amortization	-159	-132	-120	20,5%	10,0%
Provisions (net)	-85	-12	-20	608,3%	-40,0%
Impairment losses on financial assets (net)	-722	-33	-1.425	2087,9%	-97,7%
Impairment losses on other assets (net)	-84	-	-	n.m	n.m
Operating profit before tax	7.791	6.730	5.969	15,8%	12,7%

N.M. = non-material.

2025 and 2024

Pretax operating income attributable to the Global Wholesale Banking segment for the year ended December 31, 2025 was R$7,791 million, an increase of 15.8%, or R$1,062 million compared to R$6,730 million for the year ended December 31, 2024, which was mainly due to (i) better performance in the treasury and market businesses and (ii) growth in the business's demand deposits banking.

2024 and 2023

Pretax operating income attributable to the Global Wholesale Banking segment for the year ended December 31, 2024 was R$6,729 million, an increase of 12.7%, or R$761 million from R$5,969 million for the year ended December 31, 2023, primarily due to (i) a decrease in impairment losses on financial assets (net) driven primarily by a specific case of a large customer in our wholesale segment.

2.3. The Officers must comment:

a.           Significant changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2.

• Amendment to IAS 21 - Effects of exchange rate changes and translation of Financial Statements: In cases where a currency is not convertible, it may be difficult to determine an appropriate exchange rate. Although uncommon, non-convertibility can occur when a government imposes foreign exchange controls that prohibit foreign exchange or restrict the volume of foreign currency transactions. The amendment to IAS 21 provides guidance on how entities should assess whether a currency is easily convertible and how to determine a spot exchange rate for currencies with limited convertibility, as well as requiring the disclosure of information that enables users of the Financial Statements to understand the impacts of a non-convertible currency. These changes take effect from January 1, 2025. Santander does not foresee any significant impact.

• Adoption of IFRS 9 for Hedge Accounting: During fiscal 2025, Santander began to apply the requirements set forth by IFRS 9 for hedge relationships. The main impacts of this change in the accounting of hedge relationships stem fundamentally from: the separation of the time value of the options, when the hedged risk is intrinsically mandatory; the separation of the forward element from the exchange forward contracts, for all types of hedging; and the separation of the exchange basis differential of an exchange derivative, for each hedge ratio. The application of these options to the hedges designated before December 31, 2025 did not have a material impact on Santander's consolidated financial statements.

• Global Minimum Tax – Pillar 2: The Pillar 2 rules of the Global Minimum Tax Model Rules, approved in 2021 by the Organisation for Economic Co-operation and Development (OECD), stipulate that multinational groups with revenues in excess of €750 million are subject to a minimum tax rate of 15% on adjusted accounting income, calculated on a jurisdiction-based basis. The OECD supplemented these rules by approving administrative guidelines and transitional tax exemptions applicable to fiscal years 2024 to 2026. In January 2026, the application of the transitional tax exemptions was extended for another year, and new permanent tax exemptions were approved with the aim of simplifying the application of the Model Rules and implementing the "parallel agreement" reached in June 2025 under the G7, which will be applicable from 2026 to multinational groups whose final parent company is located in the United States.

In Brazil, Law No. 15,079, of December 27, 2024, introduced Pillar 2 in accordance with the Global Base Erosion Rules (Global Anti-Base Erosion Rules), through the institution of the Additional Social Contribution on Net Income (CSLL), and began to be regulated by acts of the Special Secretariat of the Federal Revenue of Brazil, linked to the Ministry of Finance, to qualify as a Qualified Minimum Complementation Tax (QDMTT). Pillar 2 rules came into force in Brazil in 2025 and must be calculated based on the adjusted taxes and adjusted profits of all constituent entities of the same multinational group in Brazil.

The simplified rules (security rules) imply that the additional CSLL is not due as long as any of the following conditions are met: (i) the effective rate calculated based on the information in the Country-by-Country Report exceeds 16% in 2025 and 17% in 2026; (ii) the presence of the multinational group in a jurisdiction is not material when revenue is less than €10 million and pre-tax profit is less than €1 million; or (iii) the pre-tax income is less than the sum of property, plant and equipment and personnel expenses, adjusted by a certain percentage that varies annually.

The assessment of the possible exposure to the Additional Social Contribution on Net Income (CSLL) is based on the most recent income tax returns, the country-by-country report and the financial statements of the Group's constituent entities in Brazil. According to the assessment, the effective CSLL rates in Brazil are higher than 15%, so there is no possible exposure.

The amendments aim to specify the requirements for the classification of liabilities as current or non-current. The amendments clarify the meaning of the right to postpone the assessment; whereas the right to deferral should exist at the end of the carry-over period; whereas the ranking is not affected by the likelihood that the entity will exercise its right to deferral; and that only if a derivative embedded in a convertible liability is itself an equity instrument, the terms of the liability will not affect its classification. The amendments to IAS 1 entered into force on 1 January 2024 and had no material impact.

• Amendment to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosure: requires entities to provide additional disclosures about their supplier financing arrangements. The IASB issued these new requirements to provide users of financial statements with information that enables them to assess how supplier financing arrangements affect an entity's obligations and cash flows, and to understand the effect of supplier financing arrangements on an entity's exposure to liquidity risk and how the entity could be affected if the arrangements were no longer available to it. The changes to IAS 7 and IFRS 7 were effective as of January 1, 2024 and did not have relevant impacts.

• Amendment to IFRS 16 – Leases: clarifies the requirements that a seller-tenant uses in measuring lease liability arising from a sale and leaseback transaction, in order to ensure that the seller-tenant does not recognise any amount of gain or loss that relates to the right of use that it holds. The amendments to IFRS 16 were effective as of January 1, 2024 and did not have material impacts.

b.           Modified opinions and emphases present in the auditor's report

In the years ended December 31, 2025 and 2024 and 2023, there were no reservations and emphases present in the auditor's opinion.

2.4. The officers must comment on the material effects that the events below have caused or are expected to cause in the Company's financial statements and results:

a.           Introduction or sale of an operating segment

No introduction or sale of the operating segment was carried out in the last 3 fiscal years.

b.        incorporation, acquisition or sale of equity interest

•	Merger of Toro Asset Management S.A. by Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A.

On December 31, 2025, Toro Asset Management S.A. ("Toro Asset") was fully incorporated and its equity was absorbed by its direct parent, Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A. ("Santander Investimentos"), in accordance with the conditions set forth in the Protocol and Justification of the transaction. The implementation of the full merger of Toro Asset did not imply an increase in the capital stock of Santander Investimentos, since all the shares issued by Toro Asset were held by Santander Investimentos and, therefore, already reflected in an investment account by equivalence.

•	Partial Spin-Off of Return Capital Gestão de Ativos e Participações S.A. and Merger of the Spun-Off Portion by Banco Santander (Brasil) S.A.

On November 28, 2025, the partial spin-off of Return Capital Gestão de Ativos e Participações S.A. ("Return") was approved, with the incorporation of the spun-off portion by Banco Santander (Brasil) S.A.. The operation aims to simplify the corporate structure, unify accounting processes and reduce operating costs. The implementation of the merger of the spun-off portion of Return did not imply an increase in the capital stock of Santander Brasil, since all the shares issued by Return are held by Santander and, therefore, already reflected in the investment account by equivalence, on the other hand the capital stock of Return was reduced in the amount of R$ 8,460,000,000.00 which corresponds to the spun-off portion.

•	Merger of Santander Leasing S.A. Arrendamento Mercantil by Banco Santander (Brasil) S.A.

On November 28, 2025, the merger of Santander Leasing S.A. Arrendamento Mercantil ("Santander Leasing") by Banco Santander (Brasil) S.A. was approved. The operation aims to simplify the corporate structure, unify accounting processes and reduce operating costs, in accordance with the conditions established in the Protocol and Justification of the operation. The completion of the full merger of Santander Leasing did not imply an increase in the capital stock of Santander Brasil, since all the shares issued by Santander Leasing were held by Santander Brasil and, therefore, already reflected in an investment account by equivalence. The merger will only take effect after approval by the Central Bank of Brazil.

•	Sale of its entire equity interest in Galgo Sistemas de Informações S.A.

On March 20, 2025, Banco Santander (Brasil) S.A. and other shareholders signed certain documents establishing the terms and conditions of the purchase and sale of shares representing the entire total and voting capital stock of Galgo Sistemas de Informações S.A. to RTM – Rede de Telecomunicações para o Mercado Ltda. ("Transaction"). On May 7, 2025, with the conclusion of the Transaction, Banco Santander (Brasil) S.A. ceased to hold an equity interest in Galgo Sistemas de Informações S.A.

•	Sale of the entire equity interest held in Summer Empreendimentos Ltda.

On February 24, 2025, Santander Holding Imobiliária S.A. ("SHI") and Banco Santander (Brasil) S.A. signed certain documents establishing the terms and conditions of purchase and sale of the quotas representing the entire capital stock of Summer Empreendimentos Ltda. com RFM-E Ltda. ("Transaction"). On September 29, 2025, with the conclusion of the Transaction, Banco Santander (Brasil) S.A. and SHI ceased to hold equity interest in Summer Empreendimentos Ltda.

•	Merger of Return Capital S.A. by Return Capital Gestão de Ativos e Participações S.A.

On September 30, 2024, Return Capital S.A. ("Return Capital") was fully merged into Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Receivables do Agronegócio S.A.) ("Return Participations"). The merger resulted in an increase in the capital stock of Return Participações, in the amount of R$ 8,540,942,366.72 (eight billion, five hundred and forty million, nine hundred and forty-two thousand, three hundred and sixty-six reais and seventy-two cents), through the issuance of 439,224,359 (four hundred and thirty-nine million, two hundred and twenty-four thousand, three hundred and fifty-nine) new common shares. As a result of the merger, Return Capital was extinguished, by operation of law, which was succeeded by Return Participações in all its rights and obligations.

•	Merger of Mobills Labs Soluções Em Tecnologia Ltda. by Toro Investimentos S.A.

On June 30, 2024, Mobills Labs Soluções em Tecnologia Ltda. ("Mobills Labs") was fully incorporated and its equity was absorbed by its direct parent, Toro Investimentos S.A. ("Toro Investimentos"), in accordance with the conditions set forth in the Protocol and Justification of the transaction. The implementation of the full merger of Mobills Labs did not imply an increase in the capital stock of Toro Investimentos, since all the shares issued by Mobills Labs were held by Toro Investimentos and, therefore, already reflected in an investment account by equivalence.

•	Merger of Apê11 Tecnologia e Negócios Imobiliários S.A. by Santander Holding Imobiliária S.A.

On June 28, 2024, Apê11 Tecnologia e Negócios Imobiliários S.A. ("Apê11") was fully incorporated, with its equity absorbed by its direct parent company, Santander Holding Imobiliária S.A. ("SHI"), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full merger of Apê11 did not imply an increase in SHI's share capital, since all the shares issued by Apê11 were held by SHI and, therefore, were already reflected in its investment account by equivalence.

On December 22, 2023, Santander Holding Imobiliária S.A. ("SHI"), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into a Share Purchase and Sale Agreement with the shareholders of Apê11 Tecnologia e Negócios Imobiliários S.A. ("Apê11") to acquire the remaining 10% of the capital stock of Apê11 ("Transaction"). As a result of the Transaction, SHI now holds 100% of Apê11's share capital.

•	Partnership between Banco Santander (Brasil) S.A. and Pluxee International and Pluxee Pay Brasil Ltda.

On June 27, 2024, following the conclusion of the conditions precedent of the transaction announced on July 24, 2023, Banco Santander (Brasil) S.A. concluded the establishment of a partnership with Grupo Pluxee (formerly Sodexo).

The economic rationale of the transaction is essentially based on: (i) the synergies arising from the combination of the businesses of Pluxee Instituição de Pagamento Brasil S.A. (current name of "Ben Benefits and Services Instituição de Pagamentos S.A") with the Pluxee Group in Brazil and (ii) the company's ability to exploit Santander's customer base to offer its products and services (i.e. the capillarity of Santander's branch).

For the formation of the partnership, Banco Santander contributed the equivalent of R$ 2,044 million attributed: (i) to its investment in its benefits subsidiary, Pluxee Instituição de Pagamento Brasil S.A. (current name of "Ben Benefits and Services Instituição de Pagamentos S.A"); (ii) a portion of cash resources; (iii) the exclusivity contract for the exploitation of its customer base.

As a result of the transaction, Banco Santander and Grupo Pluxee now hold a 20% and 80% stake, respectively, in the capital stock of Pluxee Benefícios Brasil S.A. ("Pluxee"), the partner's investment vehicle.

•	Merger of Mobills Corretora de Seguros Ltda. by Toro Asset Management S.A.

On May 31, 2024, Mobills Corretora de Seguros Ltda. ("Mobills Corretora") was fully incorporated and its equity was absorbed by its direct parent, Toro Asset Management S.A. ("Toro Asset"), in accordance with the conditions set forth in the Protocol and Justification of the transaction. The implementation of the full merger of Mobills Corretora did not imply an increase in Toro Asset's share capital, since all the shares issued by Mobills Corretra were held by Toro Asset and, therefore, already reflected in an investment account by equivalence.

•	Acquisition of the remaining portion of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Receivables do Agronegócio S.A.) by Return Capital S.A.

On May 17, 2024, Return Capital S.A. ("Return"), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into a new name of Gira, Gestão Integrada de Receivables do Agronegócio S.A. with the minority shareholders of Return Capital Gestão de Ativos e Participações S.A. ("Gira"), a certain Share Purchase and Sale Agreement to acquire the 20% of Gira's capital stock held by minority shareholders ("Transaction"). As a result of the Transaction, Banco Santander (Brasil) S.A. now holds, indirectly, 100% of Gira's share capital.

•	Acquisition of Interest and Investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora") formalized, together with the shareholders of América Gestão Serviços em Energia S.A. ("América Energia"), a Share Purchase and Sale Agreement and Other Covenants with a view to acquiring 70% of the total and voting capital stock of América Energia ("Transaction"). The completion of the Transaction was subject to the fulfillment of certain conditions precedent customary in similar transactions, including obtaining the relevant regulatory clearances. On July 4, 2024, with the conclusion of the Transaction, Santander Corretora now holds 70% of América Energia's shareholding. On January 29, 2026, América Energia changed its corporate name to Vora Gestão e Consultoria de Energia e Gás S.A.

•	Acquisition of Stake and Investment in Fit Economia de Energia S.A.

On March 6, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded, in compliance with the applicable conditions precedent, the transaction for the acquisition and investment in Fit Economia de Energia S.A. ("Company"), so that it now holds 65% of the Company's capital stock ("Transaction").

•	Acquisition of the entire equity interest in Toro Participações S.A. and merger by Toro Corretora de Títulos e Valores Mobiliários S.A.

On January 3, 2024, after the fulfillment of the conditions precedent, Banco Santander concluded the transaction for the acquisition of all the shares of Toro Participações, so that it now holds, indirectly, the ownership of 100% of the capital stock of Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A. On February 29, 2024, the merger of Toro Participações S.A. by Toro Corretora de Títulos e Valores Mobiliários S.A. was approved.

c.        Unusual events or operations

Nothing to report.

2.5. If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBITR (earnings before interest and income tax), the issuer must:

a. Inform the value of non-accounting measurements

	(in millions of R$, unless otherwise indicated)
	In the fiscal year ended on
	December 31,
	2025	2024	2023	2022	2021
Efficiency Ratio disregarding the effects of hedging investments abroad	27,90%	27,70%	29,70%	27,40%	28,20%

b. make reconciliations between the amounts disclosed and the amounts of the audited financial statements

	(in millions of R$, unless otherwise indicated)
	From and to the year ended on
	December 31,
	2025	2024	2023	2022	2021
	(in millions of R$, unless otherwise indicated)
Efficiency Index
Administrative expenditure	20.938	20.417	19.563	18.240	17.316
Total Profit	74.997	73.757	65.864	66.475	63.926
of which:
Gains (losses) on financial assets and liabilities (net) and foreign exchange differences (net)	131	129	3.795	4.699	-1.781
Efficiency Index	27,90%	27,70%	29,70%	27,40%	27,10%
Total Profit	74.997	73.757	65.864	66.475	63.926
Hedging effects of investments made abroad	-364	665	-163	-129	2.512
Total income excluding the effects of hedging investments held abroad	74.633	74.422	65.701	66.346	66.438
Administrative expenditure	20.938	20.417	19.563	18.240	17.316
Hedging Efficiency Ratio Adjusted for Investments Held Abroad	27,90%	27,40%	29,80%	27,50%	26,10%

c. explain why you believe that such measurement is more appropriate for the correct understanding of your financial condition and the result of your operations

The Efficiency Ratio, disregarding the effects of hedging investments abroad, aims to adequately transmit the company's performance.

2.6. Identify and comment on any event subsequent to the last financial statements at the end of the fiscal year that substantially alters them:

Subsequent Events

a)	Interest on Equity Resolution

The Board of Directors of Banco Santander, at a meeting held on January 9, 2026, approved the proposal of Banco Santander's Executive Board, subject to ratification by the Annual General Meeting, for the distribution of Interest on Shareholders' Equity in the amount of R$ 2,000,000,000.00 (two billion reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders registered with the Bank until the end of January 20, 2026 (inclusive) were entitled to Interest on Equity. Therefore, as of January 21, 2026 (inclusive), the Bank's shares began to be traded "Ex-Interest on Equity". Interest on equity was paid as of February 5, 2026. This interest was fully imputed to the minimum mandatory dividends distributed by the Bank for fiscal year 2026, without any remuneration by monetary adjustment.

2.7. Allocation of results

As established in the Company's Bylaws, the net income calculated, after deductions and legal provisions, will be allocated as follows:

I             - 5% (five percent) for the constitution of the legal reserve, until it reaches 20% (twenty percent) of the capital stock;

II           - 25% (twenty-five percent) of the net income, adjusted pursuant to article 202 of Law No. 6,404/76, shall be mandatorily distributed as a mandatory dividend to all shareholders; e

III        - the balance, if any, may, upon proposal of the Executive Board and approved by the Board of Directors: (a) be allocated to the formation of a Reserve for Equalization of Dividends, which will be limited to fifty percent (50%) of the value of the capital stock and will have the purpose of guaranteeing resources for the payment of dividends, including in the form of interest on equity, or its anticipations, in order to maintain the flow of remuneration to shareholders, and, once this limit is reached, it will be up to the Shareholders' Meeting to resolve on the balance, proceeding with its distribution to shareholders or increasing the capital stock; and/or (b) be retained, in order to meet the capital investment needs stipulated in the Company's General Budget, submitted by the management to the approval of the Shareholders' Meeting and reviewed annually by the Shareholders' Meeting, when it lasts more than one fiscal year.

Profits not earmarked under the above terms shall be distributed as dividends.

a.    Rules on Retention of Profits

Pursuant to the corporate law, including Law 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law"), and the Company's Bylaws, the net income for the year may be retained in order to meet the capital application needs stipulated in the Company's general budget, as submitted by management for approval at the shareholders' meeting and reviewed annually, if applicable.

There was no retention of profits in the last three fiscal years, and the Company paid dividends higher than the mandatory dividend.

b.    Rules on dividend distribution

The Company's Bylaws provide that an amount of not less than 25% of net income, less allocations to legal and contingency reserves, shall be available for distribution in the form of dividends or interest on equity in any fiscal year. This amount represents the mandatory dividends. The calculation of net income and allocations to reserves, as well as the amounts available for distribution, are made based on the Company's individual financial statements prepared in accordance with the accounting practices adopted in Brazil and rules issued by the National Monetary Council ("CMN") and the Central Bank of Brazil ("Central Bank"), applicable to financial institutions authorized to operate by the Central Bank ("BRGAAP")").

The Company's Board of Directors may declare interim dividends or interest on equity based on the profits calculated in the Company's consolidated half-yearly financial statements. In addition, the Board of Directors may declare dividends or interest on equity based on consolidated financial statements for shorter periods, provided that the total dividends paid in each semester do not exceed the value of the capital reserves provided for under the terms of the corporate law. The Board of Directors may also declare interim dividends or interest on equity based on the retained earnings or profit reserves existing in the Company's last annual or half-yearly balance sheet.

Any payment of interim dividends or interest on equity by the Company may be offset against the amount of mandatory dividends related to the net income calculated in the fiscal year in which they are paid.

The amount distributed to shareholders as interest on equity, net of any withholding tax, may be included as part of the minimum mandatory dividends. In accordance with the applicable legislation, the Company is required to pay shareholders an amount sufficient to ensure that the net amount received as interest on equity, less the payment of applicable withholding income tax, plus the amount of the dividends declared, is equivalent to at least the amount of the mandatory dividend.

The corporate law allows, however, the Company's shareholders to suspend the distribution of dividends if the Company's Board of Directors informs the general meeting of shareholders that the distribution is incompatible considering the Company's financial situation. The Company's fiscal council, if in operation, must analyze any suspension of payment of the mandatory dividend. In addition, management must submit a report to the Brazilian Securities and Exchange Commission ("CVM") justifying the reasons for the suspension. The net income not distributed due to the suspension will be allocated to a separate reserve and, if not absorbed by subsequent losses, should be distributed as dividends as soon as the Company's financial situation allows such payment.

c.    Frequency of dividend distributions

The distribution of dividends and/or interest on equity is annual (at the annual shareholders' meeting), based on the results of the fiscal year, and the Board of Directors may also declare dividends to the profit account calculated in the semiannual, quarterly, bimonthly or monthly balance sheet or even declare interim dividends to the retained earnings account or profit reserves existing in the Company's last annual or semiannual balance sheet.

In 2023, the Company approved the highlight of interest on equity and/or dividends in January, April, July and October of that year:

•                  Interest on equity in the amount of R$1,700 million, highlighted on January 19, 2023;

•                  Interest on equity in the amount of R$1,500 million, highlighted on April 13, 2023;

•                  Interest on equity in the amount of R$1,500 million, highlighted on July 13, 2023;

•                  Interim Dividends in the amount of R$380 million, highlighted on October 10, 2023;

•                  Interest on equity in the amount of R$1,120 million, highlighted on October 10, 2023;

In 2024, the Company approved the highlight of interest on equity and/or dividends in January, April, July and October of that year:

•                  Interest on equity in the amount of R$1,500 million, highlighted on January 11, 2024;

•                  Interest on equity in the amount of R$1,500 million, highlighted on April 10, 2024;

•                  Interest on equity in the amount of R$1,500 million, highlighted on July 10, 2024;

•                  Interim Dividends in the amount of R$ 200 million, highlighted on October 10, 2024;

•                  Interest on equity in the amount of R$1,300 million, highlighted on October 10, 2024;

In 2025, the Company approved the highlight of interest on equity and/or dividends in January, April, July, October and December of that year:

•                  Interest on equity in the amount of R$1,500 million, highlighted on January 10, 2025;

•                  Interest on equity in the amount of R$1,500 million, highlighted on April 10, 2025;

•                  Interest on equity in the amount of R$2,000 million, highlighted on July 10, 2025;

•                  Interest on equity in the amount of R$2,000 million, highlighted on October 10, 2025; e

•                  Interest on equity in the amount of R$620 million, highlighted on December 22, 2025;

d.    Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions

The Company observed the limitation on the distribution of results determined by CMN Resolution No. 4,885, of December 23, 2020, which establishes, for a fixed period, prohibitions on the remuneration of equity, the increase in the remuneration of managers, the repurchase of shares and the reduction of capital stock, to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, considering the potential effects of the coronavirus pandemic (Covid-19) on the National Financial System.

e.    If the issuer has a formally approved policy for the allocation of results, inform the body responsible for approval, date of approval and, if the issuer discloses the policy, places on the world wide web where the document can be consulted

The Company has a dividend distribution policy, approved by the Board of Directors on September 18, 2009, which recommends to its shareholders the distribution of 50.0% of the annual adjusted net income as dividends and/or interest on equity. The future dividend policy and the amount of future dividends and/or interest on equity that the Company decides to recommend to shareholders for approval will depend on a number of factors, including, without limitation, the Company's cash flow, financial condition (including capital position), investment plans, prospects, legal requirements, economic environment and other factors that we deem relevant at the time.

2.8. The Officers must describe the material items not disclosed in the issuer's financial statements, indicating:

Officers must describe the material items not disclosed in the issuer's financial statements, indicating:

a. the assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet, such as:

i.	written off receivables portfolios on which the entity has not substantially retained or transferred the risks and rewards of ownership of the transferred asset, indicating their liabilities

Not applicable, given that there are no assets of this nature off the balance sheet.

ii.	contracts for the future purchase and sale of products or services

Not applicable, given that there are no assets of this nature off the balance sheet.

iii.          Unfinished Construction Contracts

Not applicable, given that there are no assets of this nature off the balance sheet.

iv.          contracts for future financing receipts

Not applicable, given that there are no assets of this nature off the balance sheet.

b. Other items not disclosed in the financial statements

We offer a series of guarantees so that our customers improve their credit position and allow them to be able to compete. As required, the "Maximum potential value of future payments" represents the notional amounts that could be lost if there were total default by the guaranted parties, without considering possible recoveries of guarantees maintained or provided, or recoveries on appeal.

There is no relationship between these amounts and the probable losses on these guarantees.

In fact, the "Maximum potential value of future payments" significantly exceeds the inherent losses.

The table below shows all guarantees as of December 31, 2025, 2024 and 2023.

In thousands of Reais	2025	2024	2023
Maximum potential value of future payments
Contingent liabilities
Guarantees and other guarantees	55.292.666	60.657.334	62.579.329
Financial guarantees	21.812.379	33.246.872	44.891.226
Performance guarantees	3.145.657	1.903.656	1.994.311
Financial Letters of Credit	30.317.862	25.485.782	15.667.096
Other	16.768	21.024	26.696
Other contingent exposures	3.624.677	3.730.419	3.091.932
Documentation credits	3.624.677	3.730.419	3.091.932
Total contingent liabilities	58.917.343	64.387.753	65.671.261

The investment funds that are under our management and that are not recorded on our balance sheet are detailed in the table below:

In thousands of Reais	2025	2024	2023
Funds under management	-	134.133	11.871.919
Total	-	134.133	11.871.919

Finally, we hold in our custody third-party debt securities and securities in the total amount of R$146,157 million in 2025, R$51,197 million in 2024 and R$80,175 million in 2023.

2.9. In relation to each of the items not disclosed in the financial statements indicated in item 2.8., the officers shall comment:

a. how such items alter or may change the revenues, expenses, operating results, financial expenses or other items of the Company's financial statements

There are no additional effects to be evidenced, other than those presented in Section 2.8 of this document.

B. Nature and purpose of the transaction

There are no additional effects to be evidenced, other than those presented in Section 2.8 of this document.

c. nature and amount of the obligations assumed and the rights generated in favor of the Company as a result of the transaction

There are no additional effects to be evidenced, other than those presented in Section 2.8 of this document.

2.10. The officers must indicate and comment on the main elements of the Company's business plan, specifically exploring the following topics:

a. investments, including:

I. Quantitative and qualitative description of ongoing and planned investments

Our main capital expenditures are comprised of investments in information technology. Our information technology platform focuses on its customers and supports our business model. In the 2025, 2024 and 2023 fiscal years, Santander Brasil's total investments in information technology were R$2,111 million, R$1,832 million and R$2,259 million, respectively.

In 2025, 2024 and 2023, we continued to improve our technology platforms by investing in our digital applications, especially through the implementation of new solutions in the areas of artificial intelligence (e.g., machine learning, and AI for operations, or AIOPs), microservices, blockchain technology, cybersecurity measures, facial recognition, and cloud-based technologies, among others. We believe that the application of these new technologies has improved our interaction with our customers and allowed us to offer credit, consortium, payroll loan, insurance, private banking, cards, payments, agribusiness and investment solutions to better meet the needs of our customers. We also continue to invest in our physical distribution network (branches, PABs and PAEs), including biometric identification for corporate customers, digital purchase and exchange payment, among other initiatives.

II. Sources of financing for investments

The sources of financing for the investments mentioned above are mainly the cash flow from operating activities. Ongoing investments consist primarily of investments in technology.

III. Ongoing relevant divestments and planned divestments

Please refer to the information available in item 2.4 - b, above

b. provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents, or other assets that should materially influence the Company's production capacity.

Please refer to the information available in item 2.4 - b, above.

c. new products and services, indicating:

I. Description of ongoing research already published

Not applicable.

ii. total amounts spent by the Company on research for the development of new products or services

Not applicable.

iii. Projects in development already disclosed

Not applicable.

iv. total amounts spent by the Company on the development of new products or services

Not applicable, as the amounts spent on the development of new products or services are considered in item 2.10.a (i) above.

d. opportunities included in the Company's business plan related to ESG issues

Our sustainability story began more than 20 years ago. Throughout this period, we have improved our sustainability-related programs, business, and governance.

The main focus throughout this time has been the assessment and mitigation of social, environmental and climate risks in the granting of loans, assistance to businesses that support the transition of customers to a low-carbon economy and the construction of a more inclusive society through education, employability and entrepreneurship actions. To ensure proper governance of this process, we have internal policies and controls supported by our senior leadership.

Our sustainability efforts are carried out in accordance with our Social, Environmental, and Climate Responsibility Policy, or "PRSAC," which outlines social, environmental, and climate principles and guidelines for conducting business and engaging with the organization's stakeholders. The PRSAC aims to prevent negative impacts and maximize the positive impacts arising from our operations and financial activities. The PRSAC meets the requirements of CMN Resolution No. 4,945/2021 and SUSEP Resolution No. 666/2022.

We have expanded our offerings of internal training courses on sustainability topics to some of our affiliates. We monitor specific sustainability goals, which are used to evaluate the performance of executives and other employees and directly impact their variable compensation.

We have supported the Brazilian government's initiatives for the transition to a low-carbon economy, not only through our advocacy actions, but also through active and direct participation. An example is the "Ecoinvest Program": an auction organized by the National Treasury of Brazil with the objective of attracting foreign capital to finance low-carbon economy transition projects through a blended financing mechanism. In 2025, an Eco Invest auction took place – focused on the restoration of degraded pastures – and two new auctions were announced, targeting exchange rate mechanisms to attract private equity investments and projects in the bioeconomy, respectively. Santander has actively contributed to the dialogue with the National Treasury and received one of the largest allocations in the two auctions ever held, with a total commitment to mobilize R$ 7.15 billion for eligible projects.

Regarding the establishment of our decarbonization plans for the most carbon-intensive sectors, we have focused our efforts on the agricultural sector, given the importance of agricultural production in Brazil. To start this journey, in 2022, we sought the specialized support of WayCarbon, a Brazilian company recognized for its solutions aimed at decarbonizing the economy. Since then, we have been working together to develop science-based methodologies and metrics that allow us to estimate the sector's emissions and understand the linkages between production and decarbonization potential. In 2025, we participated in a study by FGV to develop decarbonization curves for soybeans, corn, and beef.

We also participate in the Banking for Impact on Climate in Agriculture (B4ICA) initiative, coordinated by the World Business Council for Sustainable Development in partnership with the United Nations Environment Programme Finance Initiative (UNEP FI), the Partnership for Carbon Accounting in the Financial Sector (PCAF) and the Environmental Defense Fund (EDF), together with other banks, contributing to the development of guidelines that help the sector in the transition to a low-carbon economy, continuously improving the measurement and accounting of emissions associated with agribusiness.

As part of our climate ambition, we manage the environmental impact of our own operations by measuring and disclosing scope 1, 2 and relevant scope 3 emissions from our buildings, offices and agencies, prioritizing reduction over offsetting. Over the past decade, our efficiency initiatives have significantly reduced scope 1 and 2 emissions, supported by multi-year plans that combine more efficient installations, better maintenance and operation, technology upgrades, and the purchase and self-production of renewable energy. We continue to offset residual scope 1 and 2 emissions that we have not been able to eliminate through selected carbon credits based on a rigorous due diligence process. Regarding scope 3, our focus is on the emissions in our portfolio, that is, financed emissions; within the Santander Group, we have decarbonization targets for the most carbon-intensive sectors.

Regarding sustainability frameworks, we continue to follow the guidelines of the Global Reporting Initiative (GRI), the Task Force on Climate-Related Financial Disclosures (TCFD), the Sustainability Accounting Standards Board (SASB) and the principles of integrated reporting. We also link our activities to the UN Sustainable Development Goals. Since 2023, we have started to consider the impact of IFRS S1 and S2 standards, launched by the International Sustainability Standards Board (ISSB), which have become mandatory for a wide range of companies in Brazil as of January 1, 2026, in accordance with CMN Resolution No. 5,185/2024 and CVM Resolution No. 193/2023.

Our key achievements in 2025 include the following:

•                 We enabled R$38.6 billion in sustainable businesses (including balance sheet financing and debt issuances or other financing we facilitate), including green bond issuances, clean energy financing, and dedicated product options.

•                 We maintained our market leadership in decarbonization credits, or CBIOs, with a 41% share of CBIOs in Brazil in the year ended December 31, 2025, according to data from B3.

•                 In order to support our clients in the transition to a low-carbon economy, we promoted a series of events called "Climate Dialogues" in preparation for COP30. In partnership with WayCarbon, we discuss topics such as transportation and mobility, decarbonization of basic industries and agribusiness. We also participated in more than 50 strategic forums held in Brazil and abroad on the subject, reinforcing our commitment to the global climate agenda. Among the events in which we participated, we can highlight the Brazilian Climate Investment Week, the London Climate Week, Febraban Tech and the World Economic Forum.

•                 In 2025, we facilitated the first New Climate Fund transaction focused on reforestation in Brazil, with an investment of R$ 100 million, of which R$ 80 million came from the climate fund and R$ 20 million from a BNDES financing line. The transaction was secured by Santander Brasil, which we believe represents a significant step forward in mobilizing private capital for climate solutions. The beneficiary was Mombak, a startup specializing in carbon removal, which works in the restoration of degraded areas in the Amazon. This Mombak project will be implemented in the state of Pará and aims to recover Amazonian biodiversity, remove carbon on a large scale and generate local jobs, promoting a new economy of the standing forest.

•                 Biomas, an ecological restoration company co-founded by Santander Brasil and five other companies, has launched its first forest restoration project in partnership with Veracel Celulose in the south of the state of Bahia. The Muçununga Project aims to recover 1,200 hectares of the Atlantic Forest, planting two million seedlings of more than 70 native species, such as ipê-amarelo, jatobá and jacaranda-da-bahia. With an initial investment of R$ 55 million, we believe that the project has the potential to generate 500 thousand carbon credits over 40 years, with a premium market value due to the high integrity of the credits and the positive impacts on biodiversity and local communities. We believe that this initiative also promotes environmental benefits, such as improved soil and water quality, and social benefits, such as the generation of jobs and income in municipalities in the region.

•                 We launched the "Skills without Limits" program, a journey for hiring and training professionals with disabilities.

•                 In the microfinance segment, Prospera achieved credit production of R$5.2 billion in the year ended December 31, 2025, an increase of 6% compared to the year ended December 31, 2024. The total portfolio grew 5% compared to December 31, 2024, reaching BRL 3.5 billion on December 31, 2025, with a total base of 1.2 million active customers as of December 31, 2025. In addition to the financial results, Prospera impacted more than 10,000 people with Educate to Prosper, our face-to-face financial education program for customers and non-customers in the communities where we operate.

•                 In the educational initiatives carried out by Santander Brasil, more than 11,000 people have benefited through programs in Brazil. The granting of 80 scholarships to university students at the University of Salamanca for the learning of Spanish and the offer of 15,000 scholarships in Artificial Intelligence for teachers are some of the initiatives implemented. In 2025, the innovation and technology committee was created and integrated into the structure of the advisory committees of the Board of Directors to foster and oversee the implementation of innovation initiatives throughout our organization.

•                 The pillars of our volunteer program are financial education, professional development, and safeguarding the rights of children, adolescents, and the elderly. We offer financial education for teens and adults and mentorship for youth, as well as organizing a winter clothing drive, among other volunteering initiatives.

•                 In 2025, we monitored the execution of 65 projects of the Amigo de Valor program and 47 projects of the Elderly Partner program. More than 8,000 children, the elderly and their families have benefited directly from the assistance provided. Considering the total amount mobilized by Santander Brasil, its affiliates, customers and employees, the reach of the initiatives exceeds 20,000 people.

•                 We have also launched a new campaign to support projects that will be carried out throughout 2026. More than R$ 26 million were raised to support 59 projects of the Amigo de Valor program, which aim to expand and improve the offer of social assistance services for children and adolescents in vulnerable situations. In addition, R$ 18.5 million were raised to support 47 projects of the Partner of the Elderly program, which will contribute to the promotion of dignified aging and the improvement of local public policies.

•                 We launched the Santander Integrated Social Program with the objective of expanding social impact in municipalities with greater social vulnerability and a strong banking presence. The initiative combines different areas of action, focusing on local development, income generation and improving the quality of life of the population. The first phase took place in 30 municipalities in the states of Pernambuco and Maranhão, all with low human development indexes, and focused on cultural and sports activities.

•                 Through the provision of tools based on our financial education policy, such as communication processes in the customer journey and in the product journey, lectures and courses, more than 48 thousand people were impacted by some form of financial education action. Our financial education portal features content, guides, and worksheets to support financial health. We also promote community-oriented volunteer activities and various lectures.

•                 We also have a diverse and independent board of directors, with 45% of members being women and 55% of members being independent as of December 31, 2025.

In recognition of our environmental, social and governance efforts, we were awarded the "Best Bank for Sustainable Finance in Brazil 2025" awards by Euromoney magazine. We also received the "LatinFinance Project & Infrastructure Finance Awards" in three different categories in 2025: Infrastructure Bank of the Year in Latin America; Renewable Energy Financing of the Year; and Road Financingofthe Year.

During COP30, we participated in the "B3 ESG Index Triad Celebration", which brought together 30 companies that stand out for their good ESG practices and performance. The awarded companies are part of B3's three main sustainability indexes: ISE (Corporate Sustainability Index), ICO2 (Efficient Carbon Index) and iDIVERSA (Diversity Index). We also achieved an A rating from CDP, the largest database on corporate practices related to climate change, emissions, water and forests.

2.11. Comment on other factors that have materially influenced the operating performance and that have not been identified or commented on in the other items of this section

The balance of amounts spent on other administrative expenses for 2025 was R$9,239 million, of which R$2,486 million are attributed to technical services and R$3,015 million are attributed to expenses with system maintenance.

The composition of the balance of other administrative expenses for the years 2025, 2024 and 2023 is described in the table below:

	2025	2024	2023

Real estate, facilities and materials	818.329	878.393	896.232
Technology and systems	3.015.127	2.409.697	2.383.988
Advertisement	482.88	516.448	521.964
Communications	282.336	351.019	501.765
Allowances and travel expenses	214.903	201.195	163.057
Taxes except income tax	141.768	154.047	173.147
Surveillance and transportation services	383.979	474.477	524.68
Insurance premiums	26.238	25.311	26.783
Specialized technical services	2.485.963	2.413.970	2.397.149
Technical Reports	432.017	409.138	512.257
Other technical and specialized services	2.053.946	2.004.832	1.884.892
Other administrative expenses (1)	1.387.569	1.393.951	1.159.950
Total	9.239.092	8.818.508	8.748.715
(1) As of December 31, 2025, it is mainly composed of Expenses with business formalization expenses of R$1,108,107 (2024 – R$1,001,084 and 2023 – R$949,009), Data Processing Expenses in the balance of R$279,512 (2024 – R$263,719 and 2023 - R$157,010), Service Expenses in the balance of R$100,263 (2024 - revenue of R$250,192 and 2023 - R$152,065), and Recovery of Charges and Expenses R$553,284 (2024 – R$558,296 and 2022 – R$304,025).

There is no other information pertinent to this topic that we deem relevant that is not described in the other items in this Section 2.

EXHIBIT III

REPORT ON FEMALE REPRESENTATION IN THE COMPANY’S ORGANIZATIONAL STRUCTURE

In line with the recent amendments to corporate legislation introduced by Law No. 15,177, the Company reaffirms its commitment to transparency, sound governance, and the promotion of gender equality.

In this context, we are providing shareholders with more detailed information regarding female representation within our organizational structure, covering different hierarchical levels and management bodies, as well as historical trends and key diversity indicators.

This information is intended to provide greater visibility into our practices, goals, and progress in the diversity agenda, allowing investors to monitor, in a clear and objective manner, the Company’s alignment with best practices in corporate governance and sustainability.

Women Employees by Hierarchical Level	As of December 31, 2025		As of December 31, 2024
	Total	%	Total	%
Board of Directors and Advisory Committees	6	40%	8	44%
Executive Board	11	23%	10	21%
Heads	237	38%	242	39%
Leaders	1.485	50%	1.657	49%
Specialists	11.943	56%	13.241	56%
Apprentices	38	54%	55	58%
Interns	405	48%	478	53%

Proportion of Total Compensation by Gender in Brazil by Hierarchical Level	As of December 31, 2025	As of December 31, 2024
Board of Directors and Advisory Committees	1,22	1,33
Executive Board	0,19	0,13
Heads	0,41	0,39
Leaders	0,87	0,80
Specialists	0,98	0,98
Apprentices	1,14	1,36
Interns	0,92	1,12

EXHIBIT IV

MANAGEMENT PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR (Pursuant to item II of the sole paragraph of article 10, Annex A of CVM Resolution 81/22)

1. Inform the net profit for the fiscal year

The net profit for the fiscal year 2025 amounted to R$ 15,463,827 thousand, as per the individual financial statements.

2. Inform the overall amount and the value per share of dividends, including anticipated dividends and interest on equity that has already been declared

With respect to the fiscal year 2025, the Board of Directors approved the payment of interest on equity to our shareholders in the amount of R$ 7,620 million. These amounts were approved on January 10, 2025, April 10, 2025, July 10, 2025, October 10, 2025, and December 22, 2025, as summarized in the table below:

Fiscal Year 2025	Deliberation Date	Gross Amount (in R$ thousands)	Value per gross share (in R$)			Value per share Net (in R$)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on Equity Already Declared	01/10/25	1,500,000	0.19167696763	0.21084466439	0.40252163202	0.16292542248	0.17921796473	0.34214338721	02/12/25
Interest on Equity Already Declared	04/10/25	1,500,000	0.19138824454	0.21052706900	0.40191531354	0.16268000786	0.17894800865	0.34162801651	05/08/25
Interest on Equity Already Declared	07/10/25	2,000,000	0.25518097012	0.28069906713	0.53588003725	0.21690382460	0.23859420706	0.45549803166	08/08/25
Interest on Equity Already Declared	10/10/25	2,000,000	0.25517791545	0.28069570699	0.53587362244	0.21690122813	0.23859135094	0.45549257907	11/07/25
Interest on Equity Already Declared	12/22/25	620,000	0.07910367789	0.08701404568	0.16611772357	0.06723812621	0.07396193882	0.14120006503	02/05/26
	Total	7,620,000	0.97252777563	1.06978055319	2.04230832882	0.82664860928	0.90931347020	1.73596207948

3. Inform the net profit percent for the distributed fiscal year

In the fiscal year 2025, 51.87% of the Company’s net profit was distributed, after allocation to the legal reserve, as per the individual financial statements prepared in accordance with the Accounting Practices Adopted in Brazil, as established by the Brazilian Corporation Law, together with the rules of the National Monetary Council (CMN), the Central Bank of Brazil, and the CVM, as shown below.

Description	2025	2024	2023
Net Income	15,463,827	13,035,452	8,864,227
(-) Legal Reserve	773,191	443,211	443,211
(=) Adjusted Net Income for Dividend Purposes (i)	14,690,636	12,383,679	8,421,016
Minimum Mandatory Dividend (25%)	3,672,659	3,095,919	2,105,254
Interest on Equity (JCP)	7,620,000	5,800,000	5,820,000
Early Dividends	0	200,000	380,000

Total (JCP + Dividends) (ii)	7,620,000	6,000,000	6,200,000
Dividend Higher than the Minimum Required	3,947,340	2,904,080	4,094,746
% of Distributed Profit (ii) / (i)	51.87%	48.45%	69.94%

4. Inform the overall amount and the value per share of dividends distributed on the basis of profit from previous fiscal years.

In 2025, no dividends were paid based on profit from previous years.

5. Inform, minus anticipated dividends and interest on net equity that has already been declared:

a. the gross dividend value and interest on net equity, in segregated form, by the action of each kind and class

In 2025, interest on equity in the amount of R$ 7,620 million was declared in advance, as mentioned in item 2 above. After deducting these amounts, no additional dividends and/or interest on equity were declared with respect to the net profit for the fiscal year 2025.

b. the form and the deadline for payment of dividends and interest on net equity

Not applicable

c. possible incidence of update and interest on the dividends and interest on net equity

Not applicable

d. declaration date for dividend payment and interest on net equity considered for identification of shareholders who are entitled to the receipt thereof

Not applicable

6. In case of declaration of dividends or interest on net equity on the basis of profits recorded in half-yearly balance sheets or in shorter periods

a. informs the amount of dividends or interest on net equity that has already been declared

b. inform the date of the respective payments

With respect to the fiscal year 2025, the Company, through its Board of Directors, approved, ad referendum of the Annual General Meeting of Shareholders to be held by April 30, 2026, the proposal of the Executive Board regarding the declaration of the following distributions:

• Interest on Equity, pursuant to Articles 17, item XVIII, and 37, §2 of the Company’s Bylaws, in the gross amount of R$ 1,500,000,000.00 (one billion, five hundred million reais), corresponding to R$ 0.19167696763 per common share, R$ 0.21084466439 per preferred share, and R$ 0.40252163202 per Unit, which, after deduction of withholding income tax (“IRRF”), in accordance with applicable legislation, results in a net amount of R$ 1,275,000,000.00 (one billion, two hundred and seventy-five million reais), corresponding to R$ 0.16292542248 per common share, R$ 0.17921796473 per preferred share, and R$ 0.34214338721 per Unit, except for shareholders who are immune and/or exempt.

Shareholders of record as of the end of January 22, 2025 (inclusive) were entitled to the Interest on Equity approved at the meeting held on January 10, 2025. As from January 23, 2025 (inclusive), the Company’s shares were traded “ex-Interest on Equity.” The Interest on Equity was paid on February 12, 2025.

• Interest on Equity, pursuant to Articles 17, item XVIII, and 37, §2 of the Company’s Bylaws, in the gross amount of R$ 1,500,000,000.00 (one billion, five hundred million reais), corresponding to R$ 0.19138824454 per common share, R$ 0.21052706900 per preferred share, and R$ 0.40191531354 per Unit, which, after deduction of withholding income tax (“IRRF”), in accordance with applicable legislation, results in a net amount of R$ 1,275,000,000.00 (one billion, two hundred and seventy-five million reais), corresponding to R$ 0.16268000786 per common share, R$ 0.17894800865 per preferred share, and R$ 0.34162801651 per Unit, except for shareholders who are immune and/or exempt.

Shareholders of record as of the end of April 17, 2025 (inclusive) were entitled to the Interest on Equity approved at the meeting held on April 10, 2025. As from April 22, 2025 (inclusive), the Company’s shares were traded “ex-Interest on Equity.” The Interest on Equity was paid on May 8, 2025.

• Interest on Equity, pursuant to Articles 17, item XVIII, and 37, §2 of the Company’s Bylaws, in the gross amount of R$ 2,000,000,000.00 (two billion reais), corresponding to R$ 0.25518097012 per common share, R$ 0.28069906713 per preferred share, and R$ 0.53588003725 per Unit, which, after deduction of withholding income tax (“IRRF”), in accordance with applicable legislation, results in a net amount of R$ 1,700,000,000.00 (one billion, seven hundred million reais), corresponding to R$ 0.21690382460 per common share, R$ 0.23859420706 per preferred share, and R$ 0.45549803166 per Unit, except for shareholders who are immune and/or exempt.

Shareholders of record as of the end of July 17, 2025 (inclusive) were entitled to the Interest on Equity approved at the meeting held on July 10, 2025. As from July 18, 2025 (inclusive), the Company’s shares were traded “ex-Interest on Equity.” The amounts were paid on August 8, 2025.

• Interest on Equity, pursuant to Articles 17, item XVIII, and 37, §2 of the Company’s Bylaws, in the gross amount of R$ 2,000,000,000.00 (two billion reais), corresponding to R$ 0.25517791545 per common share, R$ 0.28069570699 per preferred share, and R$ 0.53587362244 per Unit, which, after deduction of withholding income tax (“IRRF”), in accordance with applicable legislation, results in a net amount of R$ 1,700,000,000.00 (one billion, seven hundred million reais), corresponding to R$ 0.21690122813 per common share, R$ 0.23859135094 per preferred share, and R$ 0.45549257907 per Unit, except for shareholders who are immune and/or exempt.

Shareholders of record as of the end of October 21, 2025 (inclusive) were entitled to the Interest on Equity approved at the meeting held on October 10, 2025. As from October 22, 2025 (inclusive), the Company’s shares were traded “ex-Interest on Equity.” The Interest on Equity was paid on November 7, 2025.

• Interest on Equity, pursuant to Articles 17, item XVIII, and 37, §2 of the Company’s Bylaws, in the gross amount of R$ 620,000,000.00 (six hundred and twenty million reais), corresponding to R$ 0.07910367789 per common share, R$ 0.08701404568 per preferred share, and R$ 0.16611772357 per Unit, which, after deduction of withholding income tax (“IRRF”), in accordance with applicable legislation, results in a net amount of R$ 527,000,000.00 (five hundred and twenty-seven million reais), corresponding to R$ 0.06723812621 per common share, R$ 0.07396193882 per preferred share, and R$ 0.14120006503 per Unit, except for shareholders who are immune and/or exempt.

Shareholders of record as of the end of January 2, 2026 (inclusive) were entitled to the Interest on Equity approved at the meeting held on December 22, 2025. As from January 5, 2026 (inclusive), the Company’s shares were traded “ex-Interest on Equity.” The Interest on Equity was paid on February 5, 2026.

The table in item 2 of this Exhibit summarizes the information above.

7. Provide comparative table indicating the following values per share of each type and class:

a. net profit for the fiscal year and the 3 (three) previous fiscal years

Description	2025	2024	2023	2022
Net Income (in R$ thousands)	15,463,827	13,035,452	8,864,227	12,358,521
Earnings per share (in R$)
Common Action	0.82666	0.76678	0.79410	0.86973
Preferred Stock	0.90931	0.84345	0.87350	0.95671
Common Shares (in thousands)	3,818,695	3,818,695	3,818,695	3,818,695
Preferred Shares (in thousands)	3,679,836	3,679,836	3,679,836	3,679,836

b. dividend and interest on equity distributed in three (3) previous fiscal years

Fiscal Year 2024	Declaration Date	Gross Amount (in R$ thousands)	Gross Value per share (in R$)			Net Value per share (in R$)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on Equity Already Declared	11/01/24	1.500.000	0,19183601029	0,21101961131	0,40285562160	0,16306060874	0,17936666962	0,34242727836	08/02/24
Interest on Equity Already Declared	10/04/24	1.500.000	0,19161861696	0,21078047866	0,40239909562	0,16287582442	0,17916340686	0,34203923128	15/05/24
Interest on Equity Already Declared	10/07/24	1.500.000	0,19166652800	0,21083318082	0,40249970882	0,1629165488	0,17920820369	0,34212475249	09/08/24
Interim Dividends	10/10/24	200.000	0,02555404556	0,02810945011	0,05366349566	0,02555404556	0,02810945011	0,05366349566	08/11/24

Interest on Equity Already Declared	10/10/24	1.300.000	0,16610129610	0,18271142572	0,34881272182	0,14118610169	0,15530471186	0,29649081355	08/11/24
	Total	6.000.000	0,766776497	0,843454147	1,610230644	0,655593129	0,721152442	1,376745571

Fiscal Year 2023	Declaration Date	Gross Amount (in R$ thousands)	Gross Value per share (in R$)			Net Value per share (in R$)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on Equity Already Declared	19/01/23	1.700.000	0,21791867651	0,23971054416	0,45762922067	0,18523087503	0,20375396254	0,38898483757	06/03/23
Interest on Equity Already Declared	13/04/23	1.500.000	0,19202926704	0,21123219374	0,40326146077	0,16322487698	0,17954736468	0,34277224166	16/05/23
Interest on Equity Already Declared	13/07/23	1.500.000	0,19206934435	0,21127627878	0,40334562313	0,16325894270	0,17958483697	0,34284377966	13/08/23
Interim Dividends	10/10/23	380.000	0,04866003444	0,05352603789	0,10218607233	0,04866003444	0,05352603789	0,10218607233	10/11/23
Interest on Equity Already Declared	10/10/23	1.120.000	0,14341904889	0,15776095377	0,30118000266	0,12190619155	0,13409681071	0,25600300226	10/11/23
	Total	6.200.000	0,79409637123	0,87350600834	1,66760237956	0,68228092070	0,75050901279	1,43278993348

Fiscal Year 2022	Declaration Date	Gross Amount (in R$ thousands)	Gross Value per share (in R$)			Net Value per share (in R$)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on Equity Already Declared	01/02/22	1.700.000	0,21701568653	0,23871725519	0,45573294172	0,18446333355	0,20290966691	0,38737300046	04/03/22
Interim Dividends	14/04/22	700.000	0,08945232373	0,09839755610	0,18784987983	0,08945232373	0,09839755610	0,18784987983	16/05/22
Interest on Equity Already Declared	14/04/22	1.000.000	0,12778903390	0,14056793729	0,26835697119	0,10862067882	0,11948274669	0,22810342551	16/05/22
Interest on Equity Already Declared	05/08/22	1.700.000	0,21774739699	0,23952213669	0,45726953368	0,18508528744	0,20359381618	0,38867910362	06/09/22
Interim Dividends	13/10/22	820.000	0,10502481038	0,11552729142	0,22055210180	0,10502481038	0,11552729142	0,22055210180	22/11/22
Interest on Equity Already Declared	13/10/22	880.000	0,11270955260	0,12398050786	0,23669006047	0,09580311971	0,10538343168	0,20118655140	22/11/22
	Total	6.800.000	0,869738804	0,956712685	1,826451489	0,768449554	0,845294509	1,613744063

8. In case there is allocation of profits to legal reserve

a. identify the amount allocated for the legal reserve

From the net profit for the fiscal year 2025, in the amount of R$ 15,463,827 thousand, a portion of 5% was allocated to the legal reserve, totaling R$ 773,191 thousand.

b. detail the legal reserve calculation method

According to Article 193 of the Brazilian Corporation Law, there is an obligation to constitute a legal reserve to which 5% of the net income of each fiscal year must be allocated, until the total value of the reserve is equal to 20% of the capital stock.

9. If the company has preferred shares entitled to fixed or minimum dividends

a. describe the calculation method for the fixed or minimum dividends

Not applicable.

b. inform whether the profit for the fiscal year is sufficient for the full payment of fixed or minimum dividends

Not applicable.

c. identify whether any unpaid installment is cumulative

Not applicable.

d. identify the global value of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable.

e. identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

10. In relation to the mandatory dividend

a. describe the calculation method provided for in the Bylaws

The Company's Bylaws provide that an amount of not less than 25% of net income, less allocations to legal and contingency reserves, shall be available for distribution in the form of dividends or interest on equity in any fiscal year.

b. inform whether it is being paid in full

In the 2025 fiscal year, the mandatory dividend was fully paid, as shown in the table below:

Description	2025	2024	2023
Net Income	15,463,827	13,035,452	8,864,227
(-) Legal Reserve	773,191	651,772	443,211
(=) Adjusted Net Income for Dividend Purposes (i)	14,690,636	12,383,679	8,421,016
Minimum Mandatory Dividend (25%)	3,672,659	3,095,919	2,105,254
Interest on Equity (JCP)	7,620,000	5,800,000	5,820,000
Early Dividends	0	200,000	380,000
Total (JCP + Dividends) (ii)	7,620,000	6,000,000	6,200,000
Dividend Higher than the Minimum Required	3,947,340	2,904,080	4,094,746

c. inform any amount withheld

There was no withholding of minimum mandatory dividend

11. In case there is mandatory dividend withholding due to the company's financial situation

a. inform the withholding amount

Not applicable.

b. describe in detail the company's financial situation, additionally addressing aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c. justify the withholding of dividends

Not applicable.

12. In case there is an allocation of results for contingency reserve

a. identify the amount allocated to the reserve

There was no allocation of results for the constitution of a contingency reserve in the Company.

b. identify the loss deemed probable and the cause thereof

Not applicable.

c. explain why the loss has been deemed probable

Not applicable.

d. justify the reserve constitution

Not applicable.

13. In case there is an allocation of results for unrealized profit reserve

a. inform the amount allocated for the unrealized profits reserve

There was no allocation of results for unrealized profits reserve in the Company.

b. inform the nature of unrealized profits that originated the reserve

Not applicable.

14. In case there is an allocation of results for statutory reserves

a. describe the statutory clauses that establish the reserve

The Company's Bylaws establish that, after deduction of the values intended for legal reserve and the mandatory dividends, is possible to allocate the remaining amounts from the adjusted net profit in the dividend equalization reserve, which may not exceed 50% of the Company’s share capital.

b. identify the amount allocated for the reserve

In the proposed allocation of net profit for the fiscal year 2025, the remaining balance of such profit, in the amount of R$ 7,070,636 thousand, after allocations to the legal reserve, dividends, and interest on equity, was allocated to the Dividend Equalization Reserve account.

c. describe how the amount was calculated

This is the remaining balance of profit for the year 2025, after allocations to the legal reserve account, dividends and interest on equity.

15. In case profit withholding is provided for in the capital budget

a. identify the withholding amount

There was no retention of profits in the Company, according to the capital budget.

b. provide a copy of the capital budget

Not applicable.

16. In case there is an allocation of results for tax incentives reserve

a. inform the amount allocated to the reserve

There was no allocation of results for the constitution of a reserve of tax incentives in the Company.

b. explain the nature of the allocation

Not applicable.

EXHIBIT V

ITEM 8 of the Reference Form

(Pursuant to item II of the article 13 of the CVM Resolution 81/22)

8.1. Describe the compensation policy or practice of the Board of Directors, the Statutory and Non-Statutory Executive Board, the Fiscal Council, the Statutory Committees and the Audit, Risk, Financial and Compensation Committees.

a.           objectives of the remuneration policy or practice, informing whether the remuneration policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, places on the world wide web where the document can be consulted.

The remuneration policy for the management of Banco Santander (Brasil) S.A. ("Santander Brasil") aims to formalize the concepts, criteria and responsibilities related to the forms of fixed and variable compensation. In addition, the document complies with applicable national and international regulations, with emphasis on Resolution 5,177/2024 of the National Monetary Council, Resolution 4,879/2020 and 4,595/2017 of the Central Bank of Brazil and the Capital Requirements Directive V (CRD V).

The policy was reviewed and approved by the Board of Directors at a meeting held on March 27, 2025, upon recommendation of the Compensation Committee.

The objective of the policy is: (i) to encourage the high performance of executives and the permanent alignment of their interests with those of the company and shareholders; and (ii) establish compensation criteria and ensure their compatibility with risk management in the organization, so as not to encourage behaviors that increase risk exposure above the levels considered prudent in short, medium and long-term strategies.

b.           Practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board, indicating:

i.            the bodies and committees of the issuer that participate in the decision-making process, identifying how they participate

It is incumbent upon the Shareholders' Meeting to set the annual global compensation for distribution among the managers, pursuant to Article 152 of Law No. 6,404/76.

The Board of Directors decides on the individual distribution of compensation among the members of the Board itself and the Executive Board, with the technical and advisory support of the Compensation Committee. The Compensation Committee, a statutory body subordinate to the Board of Directors, has the following duties, among others: (i) to analyze and supervise the implementation and operationalization of the compensation models applicable to managers; (ii) to assess the adherence of the remuneration to Santander Brasil's market practices and strategies; (iii) ensure that the policy is compatible with the risk management policy and the institution's risk appetite and tolerance; (iv) evaluate internal and external scenarios and their impacts on compensation; and (v) recommend to the Board of Directors improvements in the compensation policy, whenever applicable.

ii.           criteria and methodology used to set individual remuneration, indicating whether studies are used to verify market practices, and, if so, the criteria for comparison and the scope of these studies

The determination of the individual compensation of managers observes objective and qualitative criteria, in line with market practices, the responsibility of the position, professional experience, historical performance and seniority.

For the purpose of verifying external competitiveness, salary surveys conducted by specialized and independent consultancies are periodically used, observing the principles of competition law, the results of which support the analyses and recommendations of the Compensation Committee to the Board of Directors on the balance of the policy management compensation in relation to market practices, with a view to identifying significant discrepancies in relation to similar companies.

iii.          how often and how the Board of Directors assesses the adequacy of the issuer's remuneration policy.

The Compensation Committee evaluates the adequacy of the compensation policy annually, reporting its conclusions and any recommendations for maintenance, correction or improvement to the Board of Directors.

The Board of Directors deliberates on the validation of the policy and, when applicable, on the implementation of adjustments.

c.            Composition of remuneration, indicating:

(i) description of the various elements that make up the remuneration, including, in relation to each of them,

a)	Board of Directors

Fixedremuneration: composed of monthly fees. When a member of the Council is also a member of the Advisory Committee, he must opt for the remuneration of only one of the bodies.

Beffects: when applicable.

Variable compensation: exclusively on an exceptional basis, applicable to the Chairman of the Board, upon resolution of the Compensation Committee and the Board of Directors, always within the global limit approved at the Shareholders' Meeting. There were no payments earned for the 2025 and previous fiscal years.

b)	Statutory Executive Board

Fixed remuneration: composed of monthly fees.

Benefits: medical, dental, and life insurance. For expats, we can offer rent payments, children's schools, housing expenses, among other benefits. As a corporate benefit, a vehicle with a driver is made available exclusively to the Chief Executive Officer, while for the Vice Presidents, a chauffeur service is made available, without the concession of a corporate vehicle.

Supplementary Pension Plan: according to the eligibility of the pension plan adopted by the administrator. Additional information on social security is detailed, respectively, in item 8.14 of this Reference Form.

Variable compensation: composed of the Own Management Program (PPG), and Long-Term Incentive Plans (ILP), always observing the global limit of the annual compensation approved at the General Meeting.

c)	Audit Committee

Fixed remuneration: composed of monthly fees.

d)	Advisory Committees

Fixed remuneration: composed of monthly fees, when applicable. The Board of Directors approves the fixed monthly compensation of the members of the Advisory Committees, and only members who do not hold a position on the Executive Board and/or Board of Directors are eligible.

Its objectives and alignment with the issuer's short, medium and long-term interests

The compensation policy is structured in such a way as to attract, retain and encourage qualified professionals, aligning individual interests with business sustainability, adequate risk management and value creation in the short, medium and long term.

a)	Fixed Remuneration

It ensures external competitiveness, internal equity and stability in management, without incentive to excessive risk-taking.

b)	Benefits

It complements the fixed remuneration, contributing to the attraction of qualified professionals observing the function performed.

c)	Supplementary Pension

It encourages a long-term vision, reinforcing Santander Brasil's commitment to longevity and contributing to the retention of key professionals.

d)	Variable Compensation

It aligns the interests of executives with sustainable results, encouraging consistent, prudent performance and value creation over time, in accordance with current and applicable regulations.

Variable compensation programs are structured to consider different time horizons and are divided into short-term and long-term programs, as described below:

i.	Short-Term Incentive: Own Management Program (PPG)

The short-term, annual variable compensation program aims to recognize and encourage performance based on principles of meritocracy and alignment with Santander Brasil's strategic objectives. The program, to which members of the Executive Board are eligible, considers in an integrated manner the individual performance, the performance of the business units and the overall performance of the institution.

The performance evaluation includes quantitative and qualitative indicators, defined in order to reflect the results of the exercise, the execution and achievement of the strategy and the observance of risk management and governance parameters.

ii.	Long-Term Incentive: ICL Plans

Long-term incentive plans aim to retain professionals, in addition to integrating the long-term vision and sustainable results.

The programs are divided into Local and Global plans, with specific performance indicators and multi-year horizons, and are conditioned, among other aspects, on the achievement of metrics defined in the plan and the maintenance of the participant's employment relationship until the date of eligibility for payment, in line with market practices and the principles of adequate risk management.

Variable compensation programs are subject to the application of Malus and Clawback clauses, which allow the reduction and/or refund, in whole or in part, of the amounts attributed to participants, in the cases provided for in the compensation policy. The eventual application of these clauses is deliberated by the Board of Directors, upon recommendation of the Compensation Committee.

In relation to the last 3 fiscal years, what is the proportion of each element in the total compensation

Board of Directors	2023	2024	2025
Fixed Remuneration	98,97%	98,08%	91,74%
Benefits	1,03%	1,92%	2,95%
Stock-based compensation¹	-	-	5,31%
¹The amounts computed as share-based compensation refer exclusively to payments arising from incentive plans granted when the member was a member of the Executive Board. Such amounts are not related to the current exercise of the position of member of the Board of Directors, but to the function previously exercised.

Executive Board	2023	2024	2025
Fixed Remuneration	24,66%	21,55%	23,53%
Benefits	1,44%	1,45%	1,52%
Supplementary Pension	16,95%	21,53%	21,25%
Variable Compensation	27,19%	27,48%	26,52%

Share-based compensation	29,76%	27,99%	27,17%

Audit Committee	2023	2024	2025
Fixed Remuneration	100%	100%	100%
Benefits	0%	0%	0%

Fiscal Council¹	2023	2024	2025
Fixed Remuneration	100%	-	-
Benefits	0%	-	-
¹Under the terms of Santander Brasil's bylaws, the Fiscal Council is a non-permanent body. At the Annual General Meeting for the year 2023, there was no decision in favor of its installation, which is why no members were elected to hold the position. As a result, there was no payment of remuneration to the Fiscal Council as of this year.

Its calculation and readjustment methodology

The compensation and benefits that apply to the members of the Board of Directors, the Executive Board and the Advisory Committees are not subject to an automatic readjustment methodology and observe competitiveness criteria in relation to financial institutions of comparable size and profile, taking into account internal equity, the scope of responsibilities and the history and performance expected for the position.

a)	Board of Directors

Periodically, market research is carried out in order to evaluate the competitiveness of fixed compensation in relation to the market. If material misstatements are identified in relation to market practices, the Compensation Committee assesses the need to propose adjustments to the Board of Directors, subject to the global compensation limits approved by the Shareholders' Meeting.

b)	Executive Board

The definition and eventual revision of the fixed compensation consider periodic market research and discussions held within the scope of the Group's competent forums and committees, and any adjustments are evaluated by the Compensation Committee and submitted to the approval of the Board of Directors.

Benefits and supplementary pension plans follow the rules provided for in specific internal regulations.

Variable compensation is calculated based on current short- and long-term programs, considering performance indicators linked to the Santander Group, in the area and individually. Part of the variable compensation is subject to deferral, vesting and malus/clawback.

i.	Deferral

The annual variable compensation is subject to the application of deferral percentages, defined according to the level of variable compensation earned in the year, in accordance with the applicable regulations and with Santander Brasil's remuneration policy. The payment structure includes cash and deferred installments, as well as payment in cash and financial instruments.

In the case of the Chief Executive Officer, a higher deferral percentage is applied, observing at least 50% of the variable compensation paid in cash and 50% deferred over time, in line with the responsibilities of the position and its strategic role in conducting business. For the other executives, the

The percentage of deferral applied varies according to the amount of variable compensation, observing at least 40% deferred and 60% paid in cash, under the terms defined in the remuneration policy and within the limits approved by the competent bodies.

In sight	30%	Cash
	30%	In Instruments, with a one-year lock-up
Deferred	20%	Cash in 4 equal annual installments
	20%	On instruments in 4 equal annual tranches, with a one-year lock-up

The payment of the deferred installments of the Chief Executive Officer is 5 equal annual installments, maintaining the lock up conditions and is subject to the achievement of three measurement indicators for the payment of the last 3 installments, as detailed below:

Metric	Weight
Total Return to Shareholder (rTSR)	50%
Return on tangible equity (RoTE)	30%
Sustainability (ESG)	20%

ii.	Vesting

The effective delivery of the instruments is subject to the fulfillment of the vesting period and subject to restrictions on transfer for an additional period.

iii.	Malus and Clawback

The payment remains subject to the application of the Malus and Clawback clauses, which may result in the reduction or cancellation of the instruments to be delivered, in the cases provided for in the compensation policy, such as: (a) the Company's poor financial performance; (b) non-compliance by the Participant with internal rules and regulations, especially those related to risks; (c) substantial changes in Banco Santander Brasil's financial statements, as considered by the external auditors, except as a result of changes in accounting standards. If the Board of Directors deems it necessary, it may also consider in this analysis the statements of the Santander Group; (d) significant variations in the capital stock or in the qualitative risk assessment of Banco Santander Brasil. If the Board of Directors deems it necessary, it may also consider in this analysis the variations in the capital stock of the Santander Group; (e) significant failures in risk management committed by the company or by a business unit or risk control; (f) an increase in the capital needs of the company or a business unit not anticipated at the time of generating the exposures; (g) regulatory sanctions or judicial convictions for acts that may be attributable to the unit or those responsible for it; (h) non-compliance with the company's internal codes of conduct; (i) improper conduct, individual or collective, to the negative effects of the commercialization of inappropriate products and the responsibilities of the people or company committees that made these decisions must be especially considered; (j) restatement of the financial statements as a result of a material failure to comply with financial reporting requirements under the federal securities laws of the United States, as an American Depositary Receipt company listed on the New York Stock Exchange (NYSE).

c)	Advisory Committees

The remuneration, when applicable, is composed of fixed remuneration approved by the Board of Directors. The definition and eventual revision of the values consider market research and the technical and advisory nature of the attributions exercised.

The members of the Advisory Committees are not entitled to benefits, variable compensation and supplementary pension for the exercise of these functions, with the exception of members who are also members of the Executive Board.

Key performance indicators taken into account, including, where appropriate, indicators linked to ESG issues

The Board of Directors and Advisory Committees do not have performance indicators linked to compensation.

The compensation policy includes the use of performance indicators for the Executive Board, with the objective of evaluating, in a balanced and integrated manner, the individual and collective contribution to the results of the year, the execution of the strategy and the sustainable results. Such indicators are defined in order to reflect economic performance, adequate risk management and compliance with governance principles, in line with national and international regulations applicable to Santander Brasil's operating profile.

The performance evaluation includes indicators related to environmental, social, and governance (ESG) aspects, considering the relevance of these topics for the responsible conduct of business and for the creation of value, such as: diversity; inclusion; and sustainable businesses.

The Board of Directors, upon recommendation of the Compensation Committee, evaluates the achievement of the objectives contracted during the year for each business unit and may carry out a qualitative evaluation complementary to the quantitative performance metrics, considering the way in which the objectives were achieved, as well as relevant contextual factors that are not fully reflected in the indicators used. This qualitative evaluation aims to ensure a more comprehensive and balanced analysis of performance, which may result in positive or negative adjustments in the results obtained, under the terms provided for in the remuneration policy.

The areas responsible for control functions, such as risk management, compliance, internal controls and internal audit, have performance evaluation and compensation criteria that are not linked to business result or revenue generation indicators. This structure aims to preserve the independence of these functions, avoid potential conflicts of interest and ensure that their performance is aligned with regulatory attributions.

(ii). Reasons that justify the composition of the remuneration

The composition of the compensation of the members of the Board of Directors, the Executive Board, the Audit Committee and Advisory Committees, when applicable, is defined considering the complexity of the duties performed, the experience to perform the functions and the need to attract and retain talent in a highly competitive market.

In the case of the Executive Board, the combination of fixed compensation, variable compensation and long-term incentives aims to reinforce the commitment of executives to the continuity of the institution, discipline in decision-making and the creation of sustainable value.

(iii). The existence of members not remunerated by the issuer and the reason for this fact

On the Board of Directors, there is the participation of three active unpaid members.

On the Executive Board, there are no members who perform their functions without the corresponding remuneration.

In the Advisory Committees, there is the participation of an active unpaid member.

d.    Existence of remuneration borne by subsidiaries, subsidiaries or direct or indirect controllers

The compensation of the members of the Board of Directors and the members of the Advisory Committees is not borne by subsidiaries or controlled companies.

The Board of Directors has the participation of three active members paid by the controlling shareholder, as well as one member of the Advisory Committee. These members are representatives of Santander España, and exercise executive functions in the controlling entity. Additional information is presented in item 8.19 of this Reference Form.

The compensation of the members of the Executive Board is also not borne by subsidiaries, subsidiaries or direct or indirect controllers. Notwithstanding, the results of subsidiaries and affiliates are part of the company's consolidated results and, to that extent, may influence the calculation of the variable compensation of the members of the Executive Board, in line with the performance criteria and applicable compensation policies.

e.    Existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as the sale of the issuer's corporate control

There is no remuneration or benefit linked to the occurrence of a corporate event.

8.2 - Total compensation of the board of directors, statutory executive board and fiscal council

Total compensation for the current fiscal year 2026 - Annual values
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total number of members	12	50	4	0	66
No. of Paid Members	7,00	49,00	3,00	0,00	60
Annual fixed remuneration
Salary or pro-labore	15.144.592,00	120.191.339,00	3.174.584,00	-	138.510.515,00
Direct and indirect benefits	500.000,00	7.775.952,00	-	-	8.275.952,00
Committee Memberships	-	-	-	-	-
Other	-	108.541.963,00	-	-	108.541.963,00
Other INSS	3.604.777,79	39.924.563,41	714.281,40	-	44.243.622,60
Variable remuneration
Bonuses	-	-	-	-	-
Profit sharing	-	135.597.367,00	-	-	135.597.367,00
Meeting Attendance	-	-	-	-	-
Commissions	-	-	-	-	-
Other INSS	-	-	-	-	-
Other	-	-	-	-	-
Post-employment	-	-	-	-	-
Termination of office	-	-	-	-	-
Stock-based	-	135.597.367,00	-	-	135.597.367,00
Total remuneration	19.249.369,79	547.628.551,41	3.888.865,40	-	570.766.786,60

Total remuneration for the Fiscal Year 2025 - Annual values
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total number of members	13	55	5	0	72
No. of Paid Members	6,25	49,08	3,58	0	58,92
Annual fixed remuneration
Salary or pro-labore	9.258.720,00	99.109.354,81	2.904.220,00	-	111.272.294,81
Direct and indirect benefits	297.359,85	6.411.301,27	-	-	6.708.661,12
Committee Memberships	-	-	-	-	-
Other	-	89.503.211,04	-	-	89.503.211,04
Other INSS	2.203.798,44	32.921.654,37	653.449,50	-	35.778.902,32
Variable remuneration
Bonuses	-	-	-	-	-
Profit sharing	-	111.686.878,29	-	-	111.686.878,29
Meeting Attendance	-	-	-	-	-
Commissions	-	-	-	-	-
Other INSS	-	-	-	-	-
Other	-	-	-	-	-
Post-employment	-	-	-	-	-
Termination of office	-	-	-	-	-
Stock-based	535.939,75	114.448.243,88	-	-	114.984.183,63
Total remuneration	12.295.818,04	454.080.643,66	3.557.669,50	-	469.934.131,20

Total compensation for the Fiscal Year in 2024 - Annual values
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total number of members	11	58	5	0	74
No. of Paid Members	7,67	51,75	3,83	0	63,25
Annual fixed remuneration
Salary or pro-labore	10.098.003,33	94.904.334,25	3.170.800,00	-	108.173.137,58
Direct and indirect benefits	197.920,29	6.394.371,27	-	-	6.592.291,56
Committee Memberships					-
Other		94.822.398,27			94.822.398,27
Other INSS	2.394.949,64	31.555.752,39	713.430,00	-	34.664.132,04
Variable remuneration
Bonuses	-	-	-	-	-
Profit sharing	-	121.025.950,00	-	-	121.025.950,00
Meeting Attendance					-
Commissions					-
Other INSS					-
Other					-
Post-employment					-
Termination of office					-
Stock-based	535.939,75	123.260.561,00	-	-	123.796.500,75
Total remuneration	13.226.813,02	471.963.367,18	3.884.230,00	-	489.074.410,19

Total remuneration for the Fiscal Year in 2023 - Annual values
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total number of members	11	48	5	0	64
No. of Paid Members	6,67	50,75	3,67	2,17	63,25
Annual fixed remuneration
Salary or pro-labore	11.532.331,82	88.820.829,58	2.810.166,67	144.619,00	103.307.947,07
Direct and indirect benefits	120.235,18	5.180.170,61	-	-	5.300.405,79
Committee Memberships					-
Other		61.050.425,74			61.050.425,74
Other INSS	2.594.774,66	27.090.353,02	632.287,50	32.539,28	30.349.954,46
Variable remuneration
Bonuses	-	-	-	-	-
Profit sharing	-	97.304.600,00	-	-	97.304.600,00
Meeting Attendance					-
Commissions					-
Other INSS					-
Other					-
Post-employment					-
Termination of office					-
Stock-based	-	107.759.366,67	-	-	107.759.366,67
Total remuneration	14.247.341,66	387.205.745,62	3.442.454,17	177.158,28	405.072.699,73

8.3. In relation to the variable compensation of the last 03 fiscal years and that foreseen for the current fiscal year of the Board of Directors and the Board of Executive Officers,

The following tables show the variable compensation of the members of the Company's management bodies in the fiscal years 2023, 2024 and 2025, as well as that expected for the fiscal year 2026.

2023	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
a. Body: b. Total number of members	11,0	48,0	5,0	0	64,0
c. No. of paid members	6,7	50,8	3,7	2,2	63,3
d. in relation to the Bonus
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i .maximum amount provided for in the remuneration plan	-	9.000.000,00	-	-	9.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	5.000.000,00	-	-	5.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	-	-	-	-
e. in relation to profit sharing
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i . Maximum amount provided for in the remuneration plan	-	298.000.000,00	-	-	298.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	220.000.000,00	-	-	220.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	193.289.800,00	-	-	193.289.800,00

2024	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
a. Body: b. Total number of members	11	58	5	0	74
c. No. of paid members	7,67	51,75	3,83	0	63,25

d. in relation to the Bonus
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i .maximum amount provided for in the remuneration plan	-	9.000.000,00	-	-	9.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	5.000.000,00	-	-	5.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	-	-	-	-
e. in relation to profit sharing
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i . Maximum amount provided for in the remuneration plan	-	298.000.000,00	-	-	298.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	220.000.000,00	-	-	220.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	237.182.500,00	-	-	237.182.500,00

2025	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
a. Body: b. Total number of members	13	55	5	0	73
c. No. of paid members	6,25	49,08	3,58	0,00	58,92
d. in relation to the Bonus
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i .maximum amount provided for in the remuneration plan	-	9.000.000,00	-	-	9.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	5.000.000,00	-	-	5.000.000,00

iv. Value effectively recognized in the result of the fiscal year	-	-	-	-	-
e. in relation to profit sharing
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i . Maximum amount provided for in the remuneration plan	-	298.000.000,00	-	-	298.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	250.000.000,00	-	-	250.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	218.866.700,00	-	-	218.866.700,00

2026 Projection	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
a. Body: b. Total number of members	12,00	50,00	4,00	0,00	66,00
c. No. of paid members	7,00	49,00	3,00	0,00	60,00
d. in relation to the Bonus
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i .maximum amount provided for in the remuneration plan	-	9.000.000,00	-	-	9.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	5.000.000,00	-	-	5.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	-	-	-	-
e. in relation to profit sharing
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i . Maximum amount provided for in the remuneration plan	-	298.000.000,00	-	-	298.000.000,00

i i i i .amount provided for in the compensation plan, if the targets are achieved	-	250.000.000,00	-	-	250.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	-	-	-	-

8.4.       Share-based compensation plan of the Board of Directors and of the Board of Executive Officers, in force in the last fiscal year and scheduled for the current fiscal year.

a.       General Terms and Conditions

Santander Brasil maintains stock-based compensation plans, which are part of its long-term variable compensation policy. The models currently in place are:

•	Local Long-Term Incentive Plan (Local ILP);
•	Global Long-Term Incentive Plans (Global ILP); e
•	Variable Compensation Deferral Programs, including specific retention plans.

The plans have multi-year horizons, with a typical duration of three to five years, providing for deferral periods, lock-up, conditions of permanence and the final amount will depend on compliance with the long-term metrics associated with the incentive.

Managers and non-management employees appointed by the Board of Directors are eligible for the plans, subject to criteria of seniority, impact on results, risk profile and strategic alignment.

(i)	Local Long-Term Incentive Plan

a)	Retention Plans

Managers and employees considered strategic may be eligible for retention plans, linked to the area or individual, with the objective of promoting the retention of critical talent and the sustainability of Santander Brasil's business. The variable remuneration agreed as part of these plans is not guaranteed and will depend on the permanence, with specific contract and regulations and may provide for performance conditions, subject to applicable local and global regulatory resolutions.

(ii)	Global Long-Term Incentive Plans

a)	Global ILP Plans

In specific situations, executives eligible for Global Long-Term Incentive Plans have incentive targets expressed in the target quantity of Santander Group instruments, defined in accordance with the applicable criteria and governance. The calculation of the incentive is conditional on the fulfillment of previously established performance indicators, evaluated over time.

b)	Deferral Programs

The Deferral Programs apply to statutory officers, employees whose function has a material impact on the institution's risk profile (Material Risk Takers - MRTs), in accordance with the criteria established in the European regulations (CRD-V), as well as to other eligible employees, according to criteria defined in the compensation policy. As part of these programs, part of the variable compensation is deferred, and may be paid in cash and/or in share-based instruments, depending on the participant's profile.

The percentage of deferral applicable to each participant is defined according to the level of variable compensation earned in the respective year, observing the liability profile, impact on risk, the criteria of proportionality, materiality and the limits established in the applicable policy and regulations. Deferral plans are structured into two groups of participants:

Identified Collective: composed of statutory directors and executives classified as material risk takers, including those responsible for control functions.

Other Employees: composed of eligible employees whose annual variable compensation exceeds the limits established in the policy.

b.       Date of approval and responsible body

The Long-Term General Incentive Plan, which includes share-based compensation plans and deferral programs, was approved at the Extraordinary General Meeting on December 21, 2016, in accordance with the proposal of the Board of Directors approved at the meeting held on October 25, 2016, and was subject to a specific amendment on April 26, 2024.

The administration, review and supervision of the plans are the responsibility of the established governance, with the participation of the People & Culture and Finance areas, in compliance with internal policies and applicable regulations.

c.	Maximum number of shares covered

Share-based compensation plan planned for the current fiscal year (2026)

	Board of Directors	Executive Board
Maximum number of shares covered	159.424	6.361.669
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

Share-based Compensation Plan for the fiscal year ended 12/31/2025
	Board of Directors	Executive Board
Maximum number of shares covered	173.200	7.814.862
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

Share-based Compensation Plan for the fiscal year ended 12/31/2024
	Board of Directors	Executive Board
Maximum number of shares covered	170.860	7.704.850
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

Share-based Compensation Plan for the fiscal year ended 12/31/2023
	Board of Directors	Executive Board
Maximum number of shares covered	-	5.646.529
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

d.Maximum	number of options to be granted

Share-based compensation plan planned for the current fiscal year (2026)

	Board of Directors	Executive Board
Maximum number of options covered	16.929	169.791
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

Share-based Compensation Plan for the fiscal year ended 12/31/2025

	Board of Directors	Executive Board
Maximum number of options covered	16.929	1.117.972
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

Share-based Compensation Plan for the fiscal year ended 12/31/2024

	Board of Directors	Executive Board
Maximum number of options covered	16.929	2.167.998
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

Share-based Compensation Plan for the fiscal year ended 12/31/2023

	Board of Directors	Executive Board
Maximum number of options covered	269.148	2.986.484
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

e.       Conditions for the acquisition of shares

(i)         Global ILP Plans

In general, ILPs have a minimum deferral period of three to five years, depending on the eligible public and the amount of variable compensation awarded, and at least 50% of the variable compensation granted under these plans is paid in share-based instruments.

The compensation is structured in a deferred installment, without immediate full payment, and there may be, when applicable, gradual release of the installments over the years following the base year, subject to the continuous achievement of performance metrics and the application of ex-post risk adjustment mechanisms (malus and clawback).

(ii)        Deferral Programs

As a general rule, at least 40% of the annual variable compensation is deferred for a period of no less than three or four years, and may reach five years in the case of managers and other professionals with the greatest impact on Santander Brasil's risk profile.

Of the total amount of variable compensation, at least 50% is paid in share-based instruments, both in the installment paid in cash and in the deferred installments, subject to the proportionality criteria provided for in the applicable regulations.

The definitive acquisition of the deferred installments is subject to the company's performance throughout the deferral period and subject to the application of malus and clawback mechanisms, as well as a minimum lock-up period of 12 months after each delivery of instruments.

f.       Criteria for setting the acquisition or exercise price

When applicable, the acquisition or exercise price of shares or share-based instruments granted under the Long-Term Incentive Plans (LTIs) and the Deferral Programs of variable remuneration is set based on objective, verifiable criteria aligned with market conditions, in order to ensure adherence between the incentive granted and the effective creation of value for shareholders.

The reference value of the instruments considers:

(i) the market price of the shares of the company or of the Santander Group, as applicable in each plan;

(ii) weighted average prices of the price of the units in the 50 trading sessions of B3 S.A. – Brasil, Bolsa, Balcão ("B3") prior to Friday (exclusive), of the week prior to the date on which the Board of Directors approves the incentive to executive managers, in order to mitigate the effects of one-off volatility; and

(iii) adjustments resulting from material corporate events, such as splits, reverse splits, bonuses, corporate reorganizations or events of an equivalent nature, subject to the methodologies usually adopted by the market and B3.

g.        Criteria for setting the vesting or exercise period

The vesting, grace period and exercise of shares or share-based instruments vary according to the nature of the plan, the eligible public, and are previously defined in the respective regulations and contractual instruments, approved by the competent governance.

(i) the long-term incentive plans provide for staggered vesting over multi-year periods;

(ii) the Deferral Programs of variable compensation contemplate annual installment payment of deferred installments; e

(iii) any options or instruments of a similar nature may only be exercised after full compliance with a lock-up of 1 year from the date of delivery of the instruments.

h.        Settlement method

The liquidation of the plans may occur, as provided for in the applicable regulations and the participant's profile, (i) upon the delivery of shares or share-based instruments; (ii) upon payment in cash; or (iii) by combination of both.

(i)	Global ILP Plans

When applicable, settlement may occur through cash payment, recorded in payroll, according to the specific rules of the respective program and subject to competent governance.

(ii)	Deferral Programs

The settlement of deferred tranches occurs predominantly through the delivery of share-based instruments, in installments over the defined deferral cycles, which may include shares and/or instruments of an equivalent nature, as applicable. For the identified collective (Material Risk Takers – MRTs), at least 50% of the deferred variable compensation is settled in instruments, in line with prudential regulations, and the delivery of the instruments is carried out in installments over the deferral cycles provided for in each plan.

i.       Restrictions on the transfer of shares

Shares or share-based instruments delivered under the remuneration plans may be subject to lock-up periods, temporary restrictions on disposal and prohibitions on carrying out operations aimed at neutralizing the economic risks associated with the instruments, such as hedging operations, as provided for in the regulations, with special emphasis on the Deferral Programs of variable remuneration.

During the restriction periods, any form of direct or indirect negotiation, disposal, encumbrance or operation that aims to transfer or mitigate the economic risks and benefits associated with the instruments delivered is prohibited, even if the accounting or payment of the benefit occurs through payroll (as detailed in item 8.4 and sub-item "h").

j.       Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

Share-based compensation plans may be suspended, amended or terminated, in whole or in part, by resolution of the Board of Directors, in the event that includes, among others: (i) material deterioration of the company's financial performance or capital; (ii) non-compliance with applicable regulatory requirements; (iii) identification of relevant failures in risk management and internal controls; and (iv) application of mechanisms for ex-post adjustment of variable compensation, including malus and clawback clauses.

The compensation policy provides for the application of malus and clawback in cases of fraud, misconduct, material error in the calculation of results, governance failures or the need to restate the financial statements, which may result in the reduction or return, total or partial, of the amounts granted.

(i)	Global ILP Plans

Changes to the plan may happen for legal or regulatory reasons.

(ii)	Deferral Programs

The programs may be extinguished, suspended or changed, at any time, by the Board of Directors, respecting the rights of participants who already have deferred installments to receive.

Corporate events that impact Santander Brasil's capital structure, such as a stock split, reverse split or bonus share, merger, merger or spin-off, may give rise to quantitative adjustments in the instruments granted.

Deferral plans are subject to the malus and clawback clauses, and may result in the reduction or return of up to 100% of the amounts granted, according to criteria and hypotheses approved by the competent governance bodies.

K.       Effects of the withdrawal of the administrator from the bodies of the issuer on his rights under the share-based compensation plan

In the event of dismissal of the company's manager, the effects on the rights provided for in the share-based compensation plans will comply with the specific rules of each plan and will depend on the reason for the withdrawal, and may result in the total or partial loss of the installments not yet acquired, proportional maintenance of the rights already constituted or the extinction of the instruments granted.

The resolutions regarding the application of these rules are the responsibility of the Board of Directors, upon recommendation of the Compensation Committee, in accordance with the compensation policy and the regulations of the plans.

(i)	Global ILP Plans

In cases of retirement, dismissal without cause, permanent disability or death, the rights to the instruments granted may be maintained in proportion to the period elapsed up to the date of dismissal, according to the criteria provided for in the respective regulations. In the event of death, the remaining rights will be transferred to the beneficiary's legal successors. The resignation will imply the loss of rights not yet acquired.

(ii)	Deferral Programs

Dismissal due to resignation, resignation, dismissal for just cause or removal from statutory office by unilateral decision of the company will result in the early termination of the plan for the participant, with loss of the right to future installments.

In cases of dismissal due to dismissal without cause, retirement, permanent disability or death, the participant, or his successors, as the case may be, will be entitled to receive the deferred installments in accordance with the rules and schedule applicable to the respective cycle. The suspension of the employment contract as a result of illness or accident will not imply the loss of the right to the deferred installments, subject to the terms of the plan.

8.5.       Regarding the share-based compensation in the form of stock options recognized in the results of the last 3 fiscal years and that provided for the current fiscal year, of the board of directors and the executive board of the bylaws, prepare a table with the following content:

a.	Body
b.	Total number of members
c.	number of paid members
d.	Weighted average strike price of each of the following option groups:
i.	open at the beginning of the fiscal year
ii.	lost and expired during the fiscal year
iii.	exercised during the fiscal year
iv.	potential dilution in case of exercise of all open options

The following tables show the expected remuneration for the current year of 2026:

		Board of Directors
No. of members		12
No. of paid members		7,00
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	-	-	-	-	15.284	1.645	-
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	-	-	-	-	15.284	1.645	-
	(b) Options lost during the fiscal year	-	-	-	-	-	-	-

(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date	EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

		Executive Board
No. of members		50
No. of paid members		49,00
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	46.538	-	-	146.629	40.238	7.362	595.749
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	46.538	-	-	146.629	-	7.362	167.432
	(b) Options lost during the fiscal year	-	-	-	-	-	-	-
	(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-

Fair value of options at grant date	EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

The following tables show the remuneration for the base year 2025:

		Board of Directors
No. of members		13
No. of paid members		6,25
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	-	-	-	-	15.284	1.645	-
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	-	-	-	-	15.284	1.645	-
	(b) Options lost during the fiscal year	-	-	-	-	-	-	-
	(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-

Fair value of options at grant date	EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

		Executive Board
No. of members		55
No. of paid members		49,08
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	46.538	34.153	191.577	146.629	40.238	7.362	763.181
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	46.538	34.153	191.577	-	-	-	167.432
	(b) Options lost during the fiscal year	-	-	-	-	-	-	-
	(c) Options exercised during the fiscal year	-	34.153	191.577	-	-	-	1.003.488
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date		EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

The following tables show the remuneration for the base year 2024:

		Board of Directors
No. of members		11
No. of paid members		7,67
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	269.148	-	-	-	15.284	1.645	-
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	269.148	-	-	-	15.284	1.645	-
	(b) Options lost during the fiscal year	269.148	-	-	-	-	-	-
	(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date		EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

		Executive Board
No. of members		58
No. of paid members		51,75
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	46.538	102.459	191.577	146.629	40.238	7.362	1.766.669
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	46.538	102.459	191.577	146.629	40.238	7.362	1.003.488
	(b) Options lost during the fiscal year	-	-	-	65.168	-	-	692.613
	(c) Options exercised during the fiscal year	-	68.306	-	-	-	-	-
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date		EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

The following tables show the remuneration for the base year 2023:

		Board of Directors
No. of members		11
No. of paid members		6,67
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	269.148	-	-	-	15.284	-	-
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	269.148	-	-	-	15.284	-	-
	(b) Options lost during the fiscal year	-	-	-	-	-	-	-
	(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date		EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

		Executive Board
No. of members		48
No. of paid members		50,75
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	-	68.306	191.577	211.797	55.522	-	2.459.282
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	-	68.306	191.577	211.797	55.522	-	-
	(b) Options lost during the fiscal year	-	-	-	-	-	-	-
	(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date		EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

8.6. In relation to each grant of stock options carried out in the last 3 fiscal years and scheduled for the current fiscal year, the board of directors and the executive board of directors shall prepare a table with the following content:

a.           body

b.           Total number of members

c.           number of paid members

d.           Grant date

e.           Number of options granted

f.            Deadline for options to become exercisable

g.           Maximum period for exercising options

h.           Restriction period on the transfer of shares received as a result of the exercise of the options

i.            Fair value of options on grant date

j.            Multiplication of the number of shares granted by the fair value of the options on the grant date

The following tables show the expected remuneration for the current year of 2026:

		Board of Directors
No. of members		12
No. of paid members		7,00
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	-	-	-	-	15.284	1.645	-
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	-	-	-	-	15.284	1.645	-
	(b) Options lost during the fiscal year	-	-	-	-	-	-	-
	(c) Options exercised during the fiscal year	-	-	-	-	-	-	-

(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date	EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Multiplication of the number of shares granted by the fair value of the options on the grant date	-	-	-	-	EUR 245.003	EUR 33.081	-

		Executive Board
No. of members		50
No. of paid members		49,00
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	46.538	-	-	146.629	40.238	7.362	595.749
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	46.538	-	-	146.629	-	7.362	167.432
	(b) Options lost during the fiscal year	-	-	-	-	-	-	-
	(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date		EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016

Multiplication of the number of shares granted by the fair value of the options on the grant date	EUR32.670	-	-	EUR 168.183	EUR645.015	EUR 148.050	EUR 605.281

The following tables show the remuneration for the base year 2025:

		Board of Directors
No. of members		13
No. of paid members		6,25
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	-	-	-	-	15.284	1.645	-
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	-	-	-	-	15.284	1.645	-
	(b) Options lost during the fiscal year	-	-	-	-	-	-	-
	(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date		EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Multiplication of the number of shares granted by the fair value of the options on the grant date		-	-	-	-	EUR 245.003	EUR 33.081	-

		Executive Board
No. of members		55
No. of paid members		49,08
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	46.538	34.153	191.577	146.629	40.238	7.362	763.181
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	-	34.153	191.577	-	-	-	167.432
	(b) Options lost during the fiscal year	-	-	-	-	-	-	-
	(c) Options exercised during the fiscal year	-	34.153	191.577	-	-	-	1.003.488
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date		EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Multiplication of the number of shares granted by the fair value of the options on the grant date		EUR 32,670	EUR30.738	EUR154.794	EUR168.813	EUR645.015	EUR 148.050	EUR 775.392

The following tables show the remuneration for the base year 2024:

		Board of Directors
No. of members		11
No. of paid members		7,67
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	269.148	-	-	-	15.284	1.645	-
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	269.148	-	-	-	15.284	1.645	-
	(b) Options lost during the fiscal year	269.148	-	-	-	-	-	-
	(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date		EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Multiplication of the number of shares granted by the fair value of the options on the grant date		-	-	-	-	EUR 245.003	EUR 33.081	-

		Executive Board
No. of members		58
No. of paid members		51,75
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	46.538	102.459	191.577	146.629	40.238	7.362	1.766.669
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	46.538	102.459	191.577	146.629	40.238	7.362	1.003.488
	(b) Options lost during the fiscal year	-	-	-	65.168	-	-	692.613
	(c) Options exercised during the fiscal year	-	68.306	-	-	-	-	-
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date		EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Multiplication of the number of shares granted by the fair value of the options on the grant date		EUR 32,670	EUR92.213	EUR154.794	EUR168.183	EUR645.015	EUR148.050	EUR 1,794,936

The following tables show the remuneration for the base year 2023:

		Board of Directors
No. of members		11
No. of paid members		6,67
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	269.148	-	-	-	15.284	-	-
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	269.148	-	-	-	15.284	-	-
	(b) Options lost during the fiscal year	-	-	-	-	-	-	-
	(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date		EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Multiplication of the number of shares granted by the fair value of the options on the grant date		EUR 188.942	-	-	-	EUR 245.003	-	-

		Executive Board
No. of members		48
No. of paid members		50,75
Grant of stock options
	Grant date	2020	2021	2022	2023	2023	2024	2024
	Number of options granted	-	68.306	191.577	211.797	55.522	-	2.459.282
	Deadline for options to become exercisable	2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options	2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares	-	-	-	1 year	1 year	1 year	1 year
	Weighted average strike price:	There is no	There is no	There is no	There is no	There is no	There is no	There is no
	(a) Options open at the beginning of the fiscal year	-	68.306	191.577	211.797	55.522	-	-
	(b) Options lost during the fiscal year	-	-	-	-	-	-	-
	(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
	(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date		EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Multiplication of the number of shares granted by the fair value of the options on the grant date		-	EUR61.475	EUR154.794	EUR242.931	EUR890.018	-	EUR 2,498,631

8.7. Regarding the open options of the board of directors and the statutory executive board at the end of the last fiscal year, prepare a table with the following content:

a. Body

b. Total number of members

c. Number of remunerated members

d. in relation to options not yet exercisable

I. Quantity

II. Date on which they will become exercisable

III. Maximum period for exercising the options

IV. Period of restriction on the transfer of shares

V. Weighted average strike price

VI. Fair value of options on the last day of the financial year

e. in relation to exercisable options

I. Quantity

II. Maximum period for exercising options

III. Period of restriction on the transfer of shares

IV. Weighted average strike price

V. Fair value of options on the last day of the fiscal year

f. fair value of total options on the last day of the fiscal year

As of December 31, 2025, the members of the Company's Executive Board and Board of Directors had 233,258 open options related to Global ILP plans and 833,021 open options related to the Deferral Plan paid in options on Global shares.

	Board of Directors	Executive Board	Fiscal Council
Total number of members	13	55	0
No. of paid members	6,25	49,08	0

Options not yet exercisable
Quantity	16.929	957.410	N/A
Date on which the options will become exercisable	From 2027 onwards	From 2026 onwards	N/A
Maximum period for exercising options	10 years	7 years	N/A
Period of restriction on the transfer of shares	1 year	1 year	N/A
Weighted average strike price	N/A	N/A	N/A
Fair value of options on the last day of the financial year	EUR 16,03EUR 20,11	R$ 41,04	N/A

Exercisable options
Quantity	-	1.229.218	N/A
Date on which the options became exercisable	N/A	2025	N/A

Maximum period for exercising options	N/A	Feb/2029	N/A
Period of restriction on the transfer of shares	N/A	1 year	N/A
Weighted average strike price	N/A	EUR 2.97	N/A
Fair value of options on the last day of the financial year	N/A	EUR 3.33	N/A
Fair value of total options on the last day of the financial year	N/A	R$26,474,113	N/A

8.8.       Regarding the options exercised and shares delivered related to the share-based compensation of the Board of Directors and the Executive Board of Executive Officers, in the last 3 fiscal years, prepare a table with the following content:

a.	Body
b.	Total number of members
c.	number of paid members
d.	Number of shares
e.	weighted average strike price

f.     Weighted average market price of shares for options exercised

g.   Multiplying the total options exercised by the difference between the weighted average strike price and the weighted average market price of the shares for the options exercised

The plans in force are linked to global shares of the Santander Group, not traded on B3 S.A. – Brasil, Bolsa, Balcão ("B3"), and are classified as plans with cash settlement, upon payment in cash corresponding to the difference between the weighted average market price of the share on the exercise date and the respective weighted average strike price. There is no issue or delivery of shares issued by Banco Santander (Brasil) S.A.

In 2023, the options of the ILP Global 2019 plan became exercisable, but we did not have options exercised by the Administrators in the exercise.

In 2024, the options of the ILP Global 2020 plan also became exercisable and we had 68,306 options exercised by the Executive Directors, at an average price of EUR 4.25/share, with cash settlement for difference (market price x strike price).

In 2025, the options of the ILP Global 2021 plan also became exercisable and we had 191,577 options exercised by the Executive Directors, at an average price of EUR 6.2665/share, with cash settlement for difference (market price x strike price).

8.9 Share-based remuneration, to be paid to beneficiaries

Regarding the share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the results of the last 3 fiscal years and that provided for the current fiscal year, of the board of directors and the statutory executive board, prepare a table with the following content:

a. Body

b. Total number of members

c. Number of remunerated members

d. potential dilution in case of granting of all shares to beneficiaries

According to the tables in items 8.5 and 8.6 above.

8.10 Grant of shares

In relation to each grant of shares carried out in the last 3 fiscal years and foreseen for the current fiscal year, the board of directors and the board of executive officers shall prepare a table with the following content:

a. Body

b. Total number of members

c. Number of remunerated members

d. Grant date

e. Number of shares granted

f. maximum deadline for delivery of shares

g. Period of restriction on the transfer of shares

h. fair value of the shares on the date of grant

I. Multiplication of the number of shares granted by the fair value of the shares on the date of grant

Tables below show the expected remuneration for the current year of 2026:

	Board of Directors
	ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	ILP GLOBAL 2024	B2018 DEFERRAL	B2019 DEFERRAL	B2020 DEFERRAL	B2021 DEFERRAL	B2022 DEFERRAL	B2023 DEFERRAL	B2024 DEFERRAL	B2025 DEFERRAL
No. of members	12
No. of paid members	7,00
Grant of shares
Grant date	2020	2021	2022	2023	2023	2024	2025	Feb/26	Feb/26	Feb/26	Feb/26	Feb/26	Feb/26	Feb/26	Feb/26
Number of shares granted	-	-	-	-	2.184	235	-	-	-	50.186	23.606	28.675	13.723	-	-
Maximum deadline for delivery of shares	Mar/23	Mar/24	Mar/25	Mar/26	Mar/27	Mar/28	Mar/29	Mar/26	Mar/26	Mar/26	Mar/26	Mar/26	Mar/26	Mar/26	Mar/26
Period of restriction on the transfer of shares	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year
Fair value of shares on grant date	EUR 3.67	EUR 2.69	EUR 3.10	EUR 3.09	EUR 48.08	EUR 60.34	EUR 54.14	R$ 34,93	R$ 34,93	R$ 34,93	R$ 34,93	R$ 34,93	R$ 33,44	R$ 33,44	R$ 33,75
Multiplication of the number of shares granted by the fair value of the shares on the grant date	€ -	€ -	€ -	€ -	€ 105,007	€14,180	€ -	R$ -	R$ -	R$1.752.999	R$ 824.552	R$1,001,624	R$ 458.906	-	R$ -

	Executive Board
	ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	ILP GLOBAL 2024	B2018 DEFERRAL	B2019 DEFERRAL	B2020 DEFERRAL	B2021 DEFERRAL	B2022 DEFERRAL	B2023 DEFERRAL	B2024 DEFERRAL	B2025 DEFERRAL
No. of members	50
No. of paid members	49,00
Grant of shares
Grant date	2020	2021	2022	2023	2023	2024	2025	Feb/26	Feb/26	Feb/26	Feb/26	Feb/26	Feb/26	Feb/26	Feb/26
Number of shares granted	-	-	49.888	45.382	4.264	1.631	5.340	-	-	21.886	47.212	258.155	280.177	507.035	1.871.482
Maximum deadline for delivery of shares	Mar/23	Mar/24	Mar/25	Mar/26	Mar/27	Mar/28	Mar/29	Mar/26	Mar/26	Mar/26	Mar/26	Mar/26	Mar/26	Mar/26	Mar/26
Period of restriction on the transfer of shares	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year	1 year
Fair value of shares on grant date	EUR 3.67	EUR 2.69	EUR 3.10	EUR 3.09	EUR 48.08	EUR 60.34	EUR 54.14	R$ 34,93	R$ 34,93	R$ 34,93	R$ 34,93	R$ 34,93	R$ 33,44	R$ 33,44	R$ 33,75
Multiplication of the number of shares granted by the fair value of the shares on the grant date	€ -	€ -	€ 154,653	€ 140,229	€ 205,013	€ 98,415	€ 289,108	R$ -	R$ -	R$ 764.473	R$ 1.649.104	R$ 9,017,352	R$ 9,369,124	R$ 16,955,251	R$ 63,162,510

The following tables show the remuneration for the base year 2025:

	Board of Directors
	ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle	DEFERRAL 14th Cycle	DEFERRAL 15th Cycle
	13
	6,25

Grant date	2020	2021	2022	2023	2023	2024	Feb/25
Number of shares granted	-	-	-	-	2.184	235	-	-	-	29.566	26.937	12.891	12.891
Maximum deadline for delivery of shares	Mar/23	Mar/24	Mar/25	Mar/26	Mar/27	Mar/27	Mar/25
Period of restriction on the transfer of shares	1 year
Fair value of shares on grant date	EUR 3.67	EUR 2.69	EUR 3.10	EUR 3.09	EUR 16.03	EUR 20.11	24,76					24,44
	-	-	-	-	€35,010	€4,726	-	-	-	R$ 732.059	R$ 666.952	R$ 315.062	R$ 315.062
							2018	2019	2020	2021	2022	2023
	Executive Board
	ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle	DEFERRAL 14th Cycle	DEFERRAL 15th Cycle
	55
	49,08

Grant date	2020	2021	2022	2023	2023		Feb/25
Number of shares granted	-	-	49.888	30.254	4.264	1.631	-	3.829	-	286.133	265.696	288.707	2.762.152
Maximum deadline for delivery of shares	Mar/23	Mar/24	Mar/25	Mar/26	Mar/27	Mar/27	Mar/25	Mar/25
Period of restriction on the transfer of shares	1 year
Fair value of shares on grant date	EUR 3.67	EUR 2.69	EUR 3.10	EUR 3.09	EUR 16.03	EUR 20.11	R$ 24,76					24,44
	-	-	€ 154,852	€ 93,426	€68,352	€32,799	-	R$ 94.802	-	R$ 7,084,664	R$6,578,638	R 7.055.987	R$67,507,000

The following tables show the remuneration for the base year 2024:

	Board of Directors
	ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle	DEFERRAL 14th Cycle
	11
	7,67

Grant date	2020	2021	2022	2023	2023	2024	Feb/24
Number of shares granted	-	-	-	-	2.184	235	6.269	8.404	14.326	30.684	25.607	73.529
Maximum deadline for delivery of shares	Mar/23	Mar/24	Mar/25	Mar/26	Mar/26	Mar/27	Mar/24
Period of restriction on the transfer of shares	1 year
Fair value of shares on grant date	EUR 3.67	EUR 2.69	EUR 3.10	EUR 3.09	EUR 16.03	EUR 20.11	R$ 29,54					R$ 30,60
	EUR 0	EUR 0	EUR 0	EUR 0	EUR 35.010	EUR 4.726	R$ 185.175	R$ 248.256	R$423.195	R$906,412	R$ 756.430	R$ 2.250.000
	3,67	2,685	3,104	3,088	16	20,11	2018	2019	2020	2021	2022	2023
	Executive Board
	ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle	DEFERRAL 14th Cycle
	58
	51,75

Grant date	2020	2021	2022	2023	2023	2024	Feb/24
Number of shares granted	-	11.448	49.888	30.254	4.264	1.631	3.172	3.640	169.686	296.897	271.952	1.539.117
Maximum deadline for delivery of shares	Mar/23	Mar/24	Mar/25	Mar/26	Mar/26	Mar/27	Mar/24
Period of restriction on the transfer of shares	1 year
Fair value of shares on grant date	EUR 3.67	EUR 2.69	EUR 3.10	EUR 3.09	EUR 16.03	EUR 20.11	R$ 29,54					R$ 30,60
	-	€30,738	€ 154,852	€ 93,426	€68,352	€32,799	R$ 93.707	R$ 107.521	R$5,012,535	R$8.770.346	R$8,033,474	R$ 47,096,980

The following tables show the remuneration for the base year 2023:

		Board of Directors
		ILP Global CRDIV 2015	ILP DTA 2019	6th Cycle Deferral	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle
No. of members		11
No. of paid members		6,67
Grant of shares
	Grant date	Mar/20	Mar/20	Feb/23
	Number of shares granted	-	51.483	-	-	-	-	-	-	-	-
	Maximum deadline for delivery of shares	Mar/20	Mar/23	Mar/23
	Period of restriction on the transfer of shares	1 year
	Fair value of shares on grant date	R$18,56	€3,67	R$ 28,92
Multiplication of the number of shares granted by the fair value of the shares on the grant date		-	€188,943	-	-	-	-	-	-	-	-

		Executive Board
		ILP Global CRDIV 2015	ILP DTA 2019	6th Cycle Deferral	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle
No. of members		48
No. of paid members		50,75
Grant of shares
	Grant date	Mar/20	Mar/20	Feb/23
	Number of shares granted	-	51.483	-	-	39.065	27.422	172.520	278.686	457.121	1.856.898
	Maximum deadline for delivery of shares	Mar/20	Mar/23	Mar/23
	Period of restriction on the transfer of shares	1 year
	Fair value of shares on grant date	R$18,56	€3.67	R$ 28,92
Multiplication of the number of shares granted by the fair value of the shares on the grant date		-	€ 188,943	-	-	R$1,250,073	R$877.520	R$5,520,644	R$8,917,951	R$14,627,873	R$59,420,747

8.11 Shares delivered

In relation to the shares delivered related to the share-based compensation of the board of directors and the statutory executive board, in the last 3 fiscal years, prepare a table with the following content:

a. Body

b. Total number of members

c. Number of remunerated members

d. Number of shares

e. weighted average acquisition price

f. Weighted average market price of the shares acquired

g. multiply the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares

2025
a. Body	Executive Board	Board of Directors
b. Total number of members	55,00	13,00
c. Number of remunerated members	49,08	6,25
d. Number of shares (net)	2.571.505	163.690
e. weighted average acquisition price	R$ 24,49	R$ 24,74
f. Weighted average market price of the shares acquired	R$ 25,46	R$ 25,46
g. multiplying the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the shares acquired	R$ 2.494.360	R$ 111.857

2024
a. Body	Executive Board	Board of Directors
b. Total number of members	58,00	11,00
c. Number of remunerated members	51,75	7,67
d. Number of shares (net)	2.559.282	31.782
e. weighted average acquisition price	R$ 24,49	R$ 24,67
f. Weighted average market price of the shares acquired	R$ 28,58	R$ 28,58
g. multiplying the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the shares acquired	R$ 10,467,463	R$ 124.267

2023
a. Body	Executive Board	Board of Directors
b. Total number of members	48,00	11,00
c. Number of remunerated members	50,75	6,67
d. Number of shares (net)	1.747.182	125.072
e. weighted average acquisition price	30,24	29,54
f. Weighted average market price of the shares acquired	28,60	28,60
g. multiplying the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the shares acquired	2.862.544	117.567,68

8.12       Brief description of the information necessary to understand the data disclosed in paragraphs 8.5 to 8.11, such as an explanation of the pricing method for the value of shares and options:

A.	Global Program

a.             Pricing model

The measurement of the plans is based on the Local Volatility model (Dupire), adjusted to incorporate uncertainties in dividends, offering greater accuracy in the estimation of fair value.

b.             Data and assumptions used in the pricing model, including the weighted average share price, strike price, expected volatility, option lifetime, expected dividends, and the risk-free interest rate

Key parameters considered include:

• Weighted average share price;

• Exercise price;

• Implied and expected volatility;

• Risk-free interest rate;

• Dividend projection.

The options of the open plans expire until 2033, and the exercise price corresponds to the market value on the exercise date, subject to the achievement of the established goals.

c.    Method used and assumptions assumed to incorporate the expected effects of early exercise

Not applicable, the model does not allow early exercise.

d.    How to determine expected volatility

Estimated based on historical volatility for the respective term.

e.    Whether any other characteristics of the option have been incorporated into the measurement of its fair value

Not applicable, considering that no other characteristics of the option have been incorporated in the measurement of its fair value.

B.   Local Program

Not applicable to Local and Deferral Long-Term Incentive Plans (ILP), since they have as their object the payment, in instruments (shares/options), of part of the Variable Compensation due by the company to the participants, under the terms of its compensation policy.

8.13. Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controllers, controlled companies or companies under common control, which are held by members of the board of directors, the statutory executive board or the fiscal council, grouped by body.

Company Name: Banco Santander (Brasil) S.A.
Board of Directors
Closing Balance
Securities/Derivatives	Characteristics of the Securities	Quantity	% of participation
			Same Species/Class	Total
Shares	Ordinary	1	0,00%	0
Shares	Preferential	-	0,00%	0
Shares	Units	782.831	0,00%	0

Company Name: Banco Santander (Brasil) S.A.
Executive Board
Closing Balance
Securities/Derivatives	Characteristics of the Securitie	Quantity	% of participation
			Same Species/Class	Total
Shares	Ordinary	1.299	0,00%	0
Shares	Preferential	1.300	0,00%	0
Shares	Units	3.110.108	0,00%	0

Base date: 31.12.2025

(*) includes the balance of equivalent persons

8.14 In relation to the pension plans in force granted to the members of the board of directors and statutory officers, provide the following information in tabular form:

a. Body

b. Total number of members

c. Number of remunerated members

d. Plan Name

e. number of managers who meet the conditions to retire

F. Conditions for early retirement

g. updated value of the contributions accumulated in the pension plan until the end of the last fiscal year, minus the portion related to contributions made directly by the managers

h. total accumulated amount of contributions made during the last fiscal year, less the portion related to contributions made directly by managers

I. if there is the possibility of early redemption and what are the conditions

Currently, Santander Brasil maintains three supplementary pension plans, all structured in the defined contribution modality, as described below:

•	SantanderPrevi: closed plan for new memberships since July 2018, intended for eligible participants at the time of its effectiveness.

•	SBPrev: plan implemented in 2018, managed by Zurich Santander Brasil Seguros e Previdência, aimed at new employees, managers and new adhesions made after the end of the SantanderPrevi plan.

•	Santander Sócios: program aimed at the managers of Banco Santander (Brasil) S.A. The program was implemented in March 2018 under the name Santander Plus and ended in February 2024. In March 2024, the Santander Partners Pension Program was created.

The accumulated amount on December 31, 2025 corresponds to the total amount of the amounts contributed up to that date, regardless of any redemption that occurred until the end of the year.

Body	Statutory Executive Board	Board of Directors
Total number of members	55	13
No. of members	53	2
Plan Name	SBPREV, STD PARTNERS and SANTANDERPREVI	SBPREV, STD PARTNERS and SANTANDERPREVI
Number of managers who meet the conditions to retire	Not applicable	Not applicable
Conditions for early retirement	Not applicable	Not applicable
Updated cumulative value of contributions accumulated up to the end of the last fiscal year, minus the portion related to contributions made directly by managers	403.441.794	4.242.531
Total accumulated amount of contributions made during the last fiscal year, less the portion related to contributions made directly by managers	95.328.408	-
Early redemption possibility and conditions	Not applicable	Not applicable

8.15 Maximum, minimum and average individual compensation of the Board of Directors, the Board of Executive Officers and the Fiscal Council.

	Executive Board			Board of Directors			Fiscal Council
	31/12/2025	31/12/2024	31/12/2023	31/12/2025	31/12/2024	31/12/2023	31/12/2025	31/12/2024	31/12/2023
No. of members	55,00	58,0	48,0	13,00	11,0	11,0	-	-	-
No. of paid members	49,08	51,75	50,75	6,25	7,7	6,67	-	-	2,17
Highest remuneration amount (Reais)	31.135.652,08	37.258.198,61	30.554.700,67	2.958.720,00	2.875.920,00	3.744.600,14	-	-	71.910,00
Lowest remuneration value (Reais)	3.615.142,52	3.731.101,03	2.651.048,90	1.200.000,00	1.095.000,00	1.020.000,00	-	-	N/A
Average value of remuneration (Reais)	8.581.071,50	8.510.292,07	7.095.869,80	1.614.723,14	1.412.851,74	1.747.885,05	-	-	66.747,23
Charges of the highest remuneration (Reais)	3.198.750,03	2.865.756,82	3.499.850,01	665.712,00	647.082,00	841.387,16	-	-	16.179,75
Charges of the lowest remuneration (Reais)	402.600,00	385.216,99	292.800,00	270.000,00	246.375,00	229.500,00	-	-	N/A

Board of Directors, Executive Board and Fiscal Council
31/12/2025

(i) The amount of the lowest individual compensation does not consider members who have not performed their duties in the 12-month period of the fiscal year in question; e

(ii) The values do not consider social charges.

31/12/2024

(i) The amount of the lowest individual compensation does not consider members who have not performed their duties in the 12-month period of the fiscal year in question; e

(ii) The values do not consider social charges.

31/12/2023

(i)  The value of the lowest individual compensation does not consider members who have not performed their duties in the 12-month period of the fiscal year in question; e

(ii) The values do not consider social charges.

8.16. Describe contractual arrangements, insurance policies or other instruments that structure compensation or indemnity mechanisms for managers in the event of removal from office or retirement, indicating the financial consequences for the issuer

Santander Brasil maintains contractual mechanisms related to the termination of the exercise of the position, as well as instruments for the asset protection of managers, as described below.

•	Non-Compete Agreements (Garden Leave)

Post-contractual non-compete agreements (garden leave) are entered into with most of its managers, whereby the executive undertakes, for a period of up to six months after the dismissal, not to perform professional activities in other companies or competing financial institutions.

As a counterpart to the non-compete obligation, remuneration corresponding to up to 180 days of the executive's fixed monthly salary may be due. In cases of voluntary dismissal, the non-compete obligation applies. In cases of involuntary dismissal, the payment of said consideration may be made at the discretion of Santander Brasil.

•	D&O Insurance Policy

A Directors and Officers (D&O) insurance policy, renewed annually, is maintained, intended to cover indemnities arising from claims related to the regular exercise of the duties of its officers.

The value of the premium paid for the term between July 1, 2025 and July 1, 2026 was R$ 2,284,092.02. The value referring to the subsequent term will be defined at the time of the next renewal.

•	As approved by the Board of Directors at a meeting held on December 23, 2009, Santander Brasil grants a letter of indemnity to its directors, executive officers and members of the Audit and Compensation Committees, restricted to the reimbursement of procedural or administrative costs and attorneys' fees related to the exercise of their positions.

This instrument does not apply in cases of serious negligence, willful misconduct, abuse of power or acting in disagreement with the Bylaws or internal rules.

The protections provided for in the indemnity letter are aligned with the coverages established in the current D&O insurance policy.

8.17. In relation to the last 3 fiscal years and the forecast for the current fiscal year, indicate the percentage of the total compensation of each body recognized in the issuer's income referring to members of the board of directors, the statutory executive board or the fiscal council that are related parties to the controlling shareholders, direct or indirect, as defined by the accounting rules that deal with this matter.

Not applicable

8.18. In relation to the last 3 fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer's income as compensation for members of the board of directors, the statutory executive board or the fiscal council, grouped by body, for any reason other than the function they occupy, such as commissions and consulting or advisory services provided

It does not apply, given that there is no amount recognized in the result as compensation received by our members of the Board of Directors, the Board of Executive Officers or the Fiscal Council, in the last three fiscal years, other than due to the position they hold.

8.19 In relation to the last 3 fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the income of direct or indirect controlling shareholders of companies under common control and subsidiaries of the issuer, such as compensation of members of the board of directors, of the board of executive officers or of the fiscal council of the issuer, grouped by body, specifying on what basis such values were assigned to such individuals

Year 2025	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Direct and indirect controllers	€ 23,852,886	€ 1,131,027	-	€ 24,983,913
Issuer's subsidiaries	-	-	-	-
Companies under common control	-	-	-	-

Year 2024	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Direct and indirect controllers	€ 6,974,783	€120,600	-	€ 7,095,383
Issuer's subsidiaries	-	-	-	-
Companies under common control	-	-	-	-

Year 2023	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Direct and indirect controllers	€ 11,698,268	€39,600	-	€ 19,259,810
Issuer's subsidiaries	-	-	-	-
Companies under common control	-	-	-	-

8.20. Provide other information that the issuer deems relevant:

There is no other relevant information to be disclosed other than that already presented in the previous items of this section.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 27, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer